

Santander
BanCorp

Financial Data-Index



Santander
BanCorp

Selected Consolidated Financial Information

The following table presents selected consolidated and other financial and operating information for the Corporation and certain statistical information as of the dates and for the periods indicated. This information should be read in conjunction with the Corporation's Consolidated Financial Statements and the sections entitled "Management's Discussion and Analysis of Results of Operations and Financial Condition" and "Selected Statistical Information" appearing elsewhere in this Annual Report. The selected Balance Sheet and Income Statement data, insofar as they relate to each of the five years in the five-year period ended December 31, 2000, have been derived from the Corporation's Audited Consolidated Financial Statements.

	Year ended December 31,				
	1996	**1997**	**1998**	**1999**	**2000**
	(Dollars in thousands, except for per share data and ratios)				
CONDENSED INCOME STATEMENTS					
Interest income	$ 352,926	$ 422,150	$ 481,820	$ 559,761	$ 612,045
Interest expense	169,184	210,963	250,074	306,086	365,600
Net interest income	183,742	211,187	231,746	253,675	246,445
Security gains (losses)	859	2,964	2,074	323	(3,801)
Gain on sale of mortgage servicing rights . .	-	2,484	7,690	2,978	1,463
Other income	34,413	43,149	43,679	42,030	58,652
Operating expenses	154,025	164,132	166,447	171,801	174,723
Provision for loan losses	9,150	4,850	28,800	26,375	37,000
Income tax	10,506	23,144	19,630	20,361	14,486
Net income	$ 45,333	$ 67,658	$ 70,312	$ 80,469	$ 76,550
PER PREFERRED SHARE DATA					
Outstanding shares:					
Average	-	-	1,601,954	2,610,008	2,610,008
End of period	-	-	2,610,008	2,610,008	2,610,008
Cash Dividends per Share	-	-	0.98	1.75	1.75
PER COMMON SHARE DATA* (1)					
Net income	$ 1.11	$ 1.64	$ 1.61	$ 1.79	$ 1.71
Book value	11.09	12.32	10.58	11.33	12.96
Outstanding Shares:					
Average	40,662,162	41,311,039	41,990,670	42,484,870	42,140,852
End of period	40,647,822	41,934,916	42,484,870	42,484,870	40,949,870
Cash Dividends per Share	-	-	1.77	0.40	0.44
AVERAGE BALANCES					
Net loans	$2,887,828	$3,486,978	$3,619,573	$4,111,060	$4,522,601
Allowance for loan losses	49,278	61,067	52,938	56,462	55,118
Earning assets	4,483,811	5,159,724	6,096,356	7,355,495	7,441,656
Total assets	4,750,175	5,484,056	6,426,252	7,718,192	7,805,457
Deposits	3,639,017	3,654,683	3,719,362	3,739,337	4,116,145
Borrowings	571,462	1,251,697	2,107,055	3,319,005	3,014,970
Preferred equity	-	-	40,049	65,250	65,250
Common equity	464,050	483,087	441,930	469,012	504,236
PERIOD END BALANCES					
Net loans	$3,594,062	$3,572,802	$3,772,869	$4,452,846	$4,437,158
Allowance for loan losses	61,266	53,426	53,457	56,200	51,526
Earning assets	4,861,887	5,584,165	6,929,288	7,796,678	7,392,386
Total assets	5,270,701	6,003,860	7,161,061	8,038,350	7,642,667
Deposits	3,903,304	3,529,342	3,722,401	4,061,252	4,921.620
Borrowings	834,090	1,846,449	2,797,742	3,307,251	2,012.972
Preferred equity	-	-	65,250	65,250	65,250
Common equity	450,692	516,575	449,499	481,366	530,566
Total equity	450,692	516,575	514,749	546,616	595,816

(footnotes appear on the following page)

	Year ended December 31,				
	1996	1997	1998	1999	2000
SELECTED RATIOS					
Performance:					
Net interest margin (2)	4.47%	4.44%	4.24%	3.84%	3.65%
Efficiency ratio (3)	65.64	59.73	54.73	52.44	52.64
Return on average total assets	0.95	1.23	1.09	1.04	0.98
Return on average common equity	9.77	14.01	15.33	16.18	14.28
Average net loans to average total deposits	79.36	95.41	97.32	109.94	109.87
Average earning assets to average total assets	94.39	94.09	94.87	95.30	95.34
Average stockholders' equity to average assets	9.77	8.81	7.50	6.92	7.30
Fee income to average assets	0.64	0.67	0.59	0.44	0.50
Capital:					
Tier I capital to risk-adjusted assets	10.80	12.25	10.51	10.13	11.00
Total capital to risk-adjusted assets	13.20	14.23	11.98	11.34	12.06
Leverage ratio	7.68	8.36	6.94	6.64	7.53
Asset quality:					
Non-performing loans to total loans	1.76	1.20	1.22	0.98	1.52
Net charge-offs to average loans	0.82	0.36	0.78	0.57	0.91
Allowance for loan losses to period-end loans	1.68	1.47	1.40	1.25	1.15
Allowance for loan losses to non-performing loans	95.02	122.27	114.37	126.72	75.65
Allowance for loan losses to non-performing loans plus accruing loans past-due 90 days or more	87.34	100.27	103.00	117.69	70.81
Non-performing assets to total assets	1.43	0.85	0.75	0.65	1.03
Recoveries to charge-offs	35.45	60.83	32.90	44.79	22.78
Earnings to Fixed Charges: (4)					
Excluding interest on deposits	5.54x	3.98x	2.81x	2.25x	2.37x
Including interest on deposits	1.31x	1.42x	1.35x	1.32x	1.25x
Earnings to Fixed Charges and preferred stock dividends: (5)					
Excluding interest on deposits	4.89x	3.69x	2.74x	2.18x	2.30x
Including interest on deposits	1.27x	1.38x	1.33x	1.30x	1.23x
OTHER DATA AT END OF PERIOD					
Full service branches	73	64	64	64	60
Red Express branches	4	14	14	14	15
Total branches	77	78	78	78	75
ATMs	82	104	108	121	116

*   Per share data is based on the average number of shares outstanding during the periods, except for the book value which is based on total shares at the end of the periods. Basic and diluted earnings per share are the same.

(1)   Per Common Share data has been retroactively restated to reflect the two-for-one stock split effected on April 7, 1998, and a 10% stock dividend effected January 11, 2000.
(2)   On a tax-equivalent basis.
(3)   Operating expenses divided by net interest income, on a tax-equivalent basis, plus other income, excluding securities gains and losses and gain on sale of mortgage servicing rights.
(4)   Assumes that the total rental expense is representative of the interest factor of such rental expense.
(5)   Assumes that the total rental expense is representative of the interest factor of such rental expense. For years prior to 1998, includes the proforma preferred stock dividend for the Series A Preferred Stock during the periods shown.



Santander
BanCorp

Management's Discussion and Analysis of Results of Operations and Financial Condition

General

Santander BanCorp (the Corporation) is a financial holding company created upon the internal reorganization of Banco Santander Puerto Rico (the Bank) into a wholly owned subsidiary of the Corporation. The Corporation was reorganized on May 2nd, 2000 under the laws of the Commonwealth of Puerto Rico to serve as the bank holding company for Banco Santander Puerto Rico (the Bank). As a result of this reorganization, all the former shareholders of the Bank became shareholders of an equal number of shares of Santander BanCorp. The Corporation continued its diversification efforts during the year with the acquisition of its new subsidiary Santander Insurance Agency in order to take advantage of the new deregulation of financial services.

During 2000, the Corporation underwent a process of adjustment, re-engineering and reconfiguration of its commercial structure in order to establish a basis for solid and profitable growth in the year 2001 and beyond. The purpose of this process of reorganization was to increase recurring income and market share.

The profitability of the Corporation's operations depends primarily on its net interest income, provision for loan losses, other income, other operating expenses, and income taxes. Net interest income is the difference between the income the Corporation receives on its loan and investment portfolios and the cost of its deposits and borrowings. Net interest income is dependent on the amounts and yields of its interest-earning assets as compared to the amounts and rates of its interest-bearing liabilities and is sensitive to changes in market rates of interest and the Corporation's asset and liability management practices in coping with such changes. The provision for loan losses reflects the cost of credit risk in the Corporation's loan portfolio and is dependent on loan portfolio risk characteristics, prior loss experience, prevailing and projected economic conditions, and loan impairment measurements. Other income consists of various service charges and fees as well as gains and losses on sales of assets. Other operating expenses include personnel costs as well as occupancy and equipment, data processing expenses, professional fees, communication, business promotion, deposit insurance, other taxes, intangibles amortization, and various other expenses. Income taxes depend on the Corporation's pre-tax income, including the level of its tax-exempt investment income.

During the past year the Corporation has sought to improve its performance by the segmentation of its customer base with an emphasis on providing top quality service and products tailored to its customers' needs. There has been a greater emphasis on the commercial and industrial sector which continues to be the backbone of the institution, a decrease in the investment portfolio in order to reduce rate exposure in a fluctuating rate environment, a stronger emphasis on its core deposits, withdrawing from the auto lending sector and a tighter credit criteria.

Results of Operations

The following discussion is based upon and should be read in conjunction with the Corporation's Audited Consolidated Financial Statements for the years ended December 31, 1998, 1999 and 2000.

Results of Operations for the Years Ended December 31, 1998, 1999 and 2000

Introduction
The following table sets forth the principal components of the Corporation's net income for the years ended December 31, 1998, 1999 and 2000.

	Year ended December 31,		
	1998	**1999**	**2000**
	(Dollars in thousands)		
Components of net income:			
Net interest income	$ 231,746	$ 253,675	$ 246,445
Provision for loan losses	28,800	26,375	37,000
Other income	53,443	45,331	56,314
Other operating expenses	166,447	171,801	174,723
Provision for income tax	19,630	20,361	14,486
Net income	$ 70,312	$ 80,469	$ 76,550

1999 and 2000 The Corporation's net income decreased 4.9% from $80.5 million for the year ended December 31, 1999 to $76.6 million for the year December 31, 2000. This decrease is due to several one-time expenses relating to the reorganization process that the Corporation has undergone during the year, a loss of $3.8 million on the sale of investment securities, an increase of $10.6 million in the provision for loan losses and a higher cost of funding.

1998 and 1999 The Corporation's net income increased 14.5% from $70.3 million for the year ended December 31, 1998 to $80.5 million for the year December 31, 1999. The increase in the Corporation's net income for the year ended December 31, 1999 was principally due to a $21.9 million increase in net interest income, which was partially offset by a $5.4 million increase in operating expenses. Other income reflects a decrease of $8.1 million due to a $7.7 million gain on the sale of mortgage servicing rights recorded in 1998.

Net Interest Income

The Corporation's net interest income was $231.7 million, $253.7 million and $246.4 million for the years ended December 31, 1998, 1999 and 2000, respectively.

To facilitate the comparison of assets with different tax attributes, the interest income on tax-exempt assets under this heading and under the heading "Change in Interest Income and Interest Expense—Volume Rate Analysis," has been adjusted by an amount equal to the income taxes which would have been paid had the income been fully taxable. This tax equivalent adjustment is derived using the applicable statutory tax rate and resulted in an adjustment of $27.0 million in 1998, $29.0 million in 1999 and $25.3 million in 2000.



Santander
BanCorp

The tables included under this heading and under the heading "—Interest Income" set forth certain information as to the Corporation's interest income on a tax-equivalent basis, average interest earning assets and average interest bearing liabilities for the years ended December 31, 1998, 1999 and 2000.

| | Year ended December 31, | | |
	1998	1999	2000
	(Dollars in thousands)		
Interest income	$ 508,827	$ 588,715	$ 637,388
Interest expense	(250,074)	(306,086)	(365,600)
Net interest income	$ 258,753	$ 282,629	$ 271,788
Net interest margin-tax equivalent basis (1)	4.24%	3.84%	3.65%

(1)   Net interest margin for any period equals tax-equivalent net interest income for such period divided by average interest earning assets for such period.

1999 and 2000 The Corporation's tax-equivalent net interest income decreased by 3.8% from $282.6 million in 1999 to $271.8 million in 2000. The decrease in the Corporation's net interest income was primarily due to an increase in average interest bearing liabilities and interest expense, coupled with a decrease in average investment securities. These movements were partially offset by an increase in the average loan portfolio from $4.1 billion in December 1999 to $4.5 billion in December 2000 together with an increase in interest income on loans. In addition, during 1999 the Corporation recognized nonrecurring interest income of $2.1 million related to the recovery of a charged off loan. Excluding this item the decrease in net interest income for the year ended December 31, 2000 was 3.1%.

The Corporation's net interest margin on a tax-equivalent basis declined from 3.84% for the year ended December 31, 1999 to 3.65% for the year ended December 31, 2000. This decrease was due to the increase in interest bearing liabilities and cost of funding and was partially offset by the change in the mix of interest earning assets from investment securities to higher yielding loans.

1998 and 1999 The Corporation's tax-equivalent net interest income increased by 9.2% from $258.8 million in 1998 to $282.6 million in 1999. The increase in the Corporation's net interest income was primarily due to an increase of 20.7% in the Corporation's average interest earning assets from $6.1 billion for the year ended December 31, 1998 to $7.4 billion for the same period in 1999. This increase was offset by an increase in average interest bearing liabilities of 25.0% to $6.4 billion for the year ended December 31, 1999 from $5.1 billion for the same period in 1998.

The Corporation's net interest margin on a tax-equivalent basis declined from 4.24% for the year ended December 31, 1998 to 3.84% for the year ended December 31, 1999. This decrease was due to the increase in the investment securities portfolio that reflected a decrease in the average tax-equivalent rates from 7.13% in 1998 to 6.63% in 1999.

Interest Income
The following table sets forth information as to the Corporation's tax-equivalent interest income and average interest earning assets for the years ended December 31, 1998, 1999 and 2000. This information is derived from the tables included under the heading "Selected Statistical Information—Average Balance Sheets and Interest Rate Data" and is qualified in its entirety by reference to such information.

	Year ended December 31,		
	1998	**1999**	**2000**
		(Dollars in thousands)	
Interest income	$ 508,827	$ 588,715	$ 637,388
Average interest earning assets:			
Commercial, industrial and agricultural loans	$1,874,678	$2,088,864	$2,342,573
Construction loans	213,062	263,839	384,525
Consumer loans	765,143	835,658	866,056
Mortgage loans	819,628	979,161	984,565
Total loans	3,672,511	4,167,522	4,577,719
Interest earning deposits	142,186	129,229	117,392
Total securities	2,334,597	3,115,206	2,801,663
Total	$6,149,294	$7,411,957	$7,496,774
Average rates earned	8.35%	8.00%	8.57%

1999 and 2000 The Corporation's tax-equivalent interest income increased 8.3% from $588.7 million for the year ended December 31, 1999 to $637.4 million for the year ended December 31, 2000. The increase in the Corporation's interest income was primarily due to an increase of 9.8% in the volume of the Corporation's average loan portfolio together with an increase in the average rate earned on earning assets from 8.00% for the year ended December 31, 1999 to 8.57% for the year ended December 31, 2000.

Average loans increased $410.2 million or 9.8% from $4.2 billion in 1999 to $4.6 billion in 2000. The most significant growth in the loan portfolio was reflected in commercial, industrial and agricultural loans which reflected an increase of $253.7 million or 12.2% in 2000 compared to 1999. Construction lending also reflected a significant growth of $120.7 million from $263.8 million in 1999 to $384.5 million in 2000, an increase of 45.7%. Consumer loans reflected an increase of 3.6% reflecting a deceleration in this portfolio's growth compared to previous years due to the decision to tighten credit criteria and to withdraw from the auto lending sector. The mortgage loan portfolio reflected a marginal increase of 0.6% due primarily to sale of mortgage loans during the year.

Average investment securities decreased $313.5 million or 10.1% due to the Corporation's shift to higher yielding loans. This decrease partially offset the gain in the loan portfolio.

1998 and 1999 The Corporation's tax-equivalent interest income increased 15.7% from $508.8 million for the year ended December 31, 1998 to $588.7 million for the year ended December 31, 1999. The increase in the Corporation's interest income was due primarily to an increase of 20.7% in the volume of the Corporation's interest earning assets which offset a decrease in the average rate earned on the Corporation's interest earning assets from 8.35% for the year ended December 31, 1998 to 8.00% for the year ended December 31, 1999.

The average volume of loans increased by $495.0 million or 13.5% for the year ended December 31, 1999 as compared with the same period in 1998. This increase was due to increases in average commercial, mortgage, consumer and construction loans of $214.2 million, $159.5 million, $70.5 million and $50.8 million, respectively, for the year ended December 31, 1999 as compared to the same period in 1998. The reduction in average rates earned is due to the fact that the increase in higher yielding average loans was lower than the increase in investment securities.

Average total securities increased 33.4% from $2.3 billion for the year ended December 31, 1998 to $3.1 billion for the same period in 1999, causing a favorable impact on the Corporation's interest income. There was a significant increase in investments in obligations of U.S. government and federal agency securities as part of the Corporation's investment strategy to maintain a more liquid portfolio and to maximize its after-tax earnings. The Corporation is not subject to Puerto Rico income tax on the interest received on U.S. government and federal agency debt securities. See "Business—Puerto Rico Income Taxes" and "—United States Income Taxes." In addition, as a Puerto Rico banking corporation, the Corporation is not required to pay U.S. income tax with respect to such income so long as it is not effectively connected to the conduct of a trade or business that is carried on by the Corporation in the mainland United States.



Santander
BanCorp

Interest Expense

The following table sets forth information as to the Corporation's interest expense and average interest bearing liabilities for the years ended December 31, 1998, 1999 and 2000.

| | Year ended December 31, | | |
	1998	1999	2000
	(Dollars in thousands)		
Interest expense	$ 250,074	$ 306,086	$ 365,600
Average interest bearing liabilities:			
Savings and NOW accounts	$1,410,914	$1,491,367	$1,440,686
Other time deposits	1,595,996	1,582,284	2,051,311
Borrowings	1,631,534	2,869,967	2,573,586
Term notes	404,996	393,185	421,384
Subordinated notes	70,525	55,853	20,000
Total interest bearing liabilities	$5,113,965	$6,392,656	$6,506,967
Total non-interest bearing liabilities	$ 830,308	$ 791,274	$ 729,004
Average rate paid	4.89%	4.79%	5.62%

1999 and 2000 The Corporation's interest expense increased 19.4% from $306.1 million for the year ended December 31, 1999 to $365.6 million for the year ended December 31, 2000. The increase in the Corporation's interest expense was the result of an increase in average interest bearing liabilities of $114.3 million for the year ended December 31, 2000, together with an increase in the Corporation's average rate paid on interest bearing liabilities from 4.79% to 5.62% for the year ended December 31, 2000. There was also a significant decrease in average borrowings as the Corporation shifted its focus to enhancing deposit products and increasing its market share.

There was a significant increase of $469.0 million in other time deposits during 2000. This increase was partially offset by decreases in average Savings and NOW accounts and borrowings. The Corporation has been effective in shifting from higher paying borrowings to lower paying deposits thus reducing the impact that the higher rate environment experienced in the year 2000 could have had on net interest margin.

1998 and 1999 The Corporation's interest expense increased 22.4% from $250.1 million for the year ended December 31, 1998 to $306.1 million for the year ended December 31, 1999. The increase in the Corporation's interest expense was the result of an increase in average interest bearing liabilities of $1.3 billion for year ended December 31, 1999, partially offset by a decrease in the average rate paid on the Corporation's interest bearing liabilities from 4.89% for the year ended December 31, 1998, to 4.79% for the year ended December 31, 1999. The increase in average borrowings was used to fund the increase in average interest earning assets.

The most significant increase in average interest bearing liabilities during 1999 was in average borrowings which reflected an increase of $1.2 billion in 1999 compared with 1998. The increase in average borrowings was reflected in repurchase agreements, federal funds purchased and other borrowings, and commercial paper issued with increases of $684.0 million, $301.9 million and $255.6 million, respectively. The increase in borrowings also reflected a $25.0 million industrial revenue bond issue, the proceeds of which are to be loaned to small and medium sized businesses in Puerto Rico. Average savings deposits also reflected a 5.7% increase in 1999 compared to 1998 due to new products launched during the year coupled with an aggressive direct marketing campaign to maximize the cross selling of products and services.

The decrease in average rates paid from 4.89% to 4.79% is due to aggressive pricing policies and innovative deposit products launched by the Corporation in order to capture a larger market share, and to the effect of hedging transactions during the year.

Changes in Interest Income and Interest Expense-Volume and Rate Analysis

The following table allocates changes in the Corporationís interest income and interest expense between changes in the average volume of interest earning assets and interest bearing liabilities and changes in their respective interest rates for 1999 compared to 1998 and 2000 compared to 1999. Volume and rate variances have been calculated based on activities in average balances over the period and changes in interest rates on average interest earning assets and average interest liabilities.

	1999 vs 1998			2000 vs 1999		
	Increase (Decrease) Due to Change In:			Increase (Decrease) Due to Change In:		
	Volume	Rate	Total	Volume	Rate	Total
	(Dollars in thousands)					
Interest Income:						
Federal funds purchased and securities purchased under agreements to resell	$ (500)	$ (64)	$ (564)	$ 1,833	$ 416	$ 2,249
Time deposits with other banks	(125)	(343)	(468)	(1,281)	(821)	(2,102)
Investment securities	53,553	(13,439)	40,114	(20,010)	3,462	(16,548)
Loans	45,136	(4,330)	40,806	39,252	25,822	65,074
Total Interest Income	98,064	(18,176)	79,888	19,794	28,879	48,673
Interest Expense:						
Savings and NOW accounts	2,679	(4,792)	(2,113)	(1,632)	11.661	10,029
Other time deposits	(723)	(2,328)	(3,051)	26,359	11,434	37,793
Borrowings	65,775	(3,097)	62,678	(16,755)	25,934	9,179
Long-term borrowings	(1,514)	12	(1,502)	(444)	2,957	2,513
Total Interest Expense	66,217	(10,205)	56,012	7,528	51,986	59,514
Net Interest Income	$ 31,847	$ (7,971)	$ 23,876	$12,266	$ (23,107)	$ (10,841)

Note: The Changes that are not due solely to volume or rate are allocated to volume and rate based on the proportion of the change in each category

The decrease in net interest income on a tax equivalent basis is driven by the increase in interest rates paid on deposits and borrowings, and to a lesser extent to an increase in the volume of interest bearing liabilities. This effect was partially offset by an increase in tax equivalent interest income and in the volume of interest earning assets.

During 1999 the increase in net interest income on a tax equivalent basis was due to the increase in the volume of interest earning assets and the decrease in the rate paid on interest bearing liabilities. This was partially offset by the rate earned on such assets and by the increase in the volume of interest bearing liabilities.



Santander
BanCorp

Provision for Loan Losses

The Corporation assesses the overall risks in its loan portfolio and establishes and maintains a reserve for probable losses thereon. The allowance for loan losses is maintained at a level sufficient to provide for estimated loan losses based on the evaluation of known and inherent risks in the Corporation's loan portfolio. The Corporation's management evaluates the adequacy of the allowance for loan losses on a monthly basis. In determining the allowance, management considers the portfolio risk characteristics, prior loss experience, prevailing and projected economic conditions and loan impairment measurements. Based on current and expected economic conditions, the expected level of net loan losses and the methodology established to evaluate the adequacy of the allowance for loan losses, management considers that the Corporation has established an adequate position in its allowance for loan losses. See Note 7 to the Audited Consolidated Financial Statements.

	Year ended December 31,		
	1998	**1999**	**2000**
	(Dollars in thousands)		
Balance of allowance for loan losses at beginning of year	$ 53,426	$ 53,457	$ 56,200
Provision for loan losses	28,800	26,375	37,000
	82,226	79,832	93,200
Charge-offs			
Commercial loans	10,738	9,674	10,303
Construction loans	310	10	-
Mortgage loans	50	-	-
Consumer loans	31,778	33,122	43,664
	42,876	42,806	53,967
Recoveries			
Commercial loans	7,831	12,368	4,458
Construction loans	-	-	94
Mortgage loans	1	14	-
Consumer loans	6,275	6,792	7,741
	14,107	19,174	12,293
Net charge-offs	28,769	23,632	41,674
Balance of allowance for loan losses at end of year	$ 53,457	$ 56,200	$ 51,526
Ratios:			
Allowance for loan losses to year-end loans · · · · · · · · · · · ·	1.40%	1.25%	1.15%
Recoveries to charge-offs	32.90	44.79	22.78
Net charge-offs to average loans	0.78	0.57	0.91
Allowance for loan lossses to net charge-offs	185.81	237.81	123.64
Provision for loan lossses to:			
Net charge-offs	100.11	111.61	88.78
Average loans	0.78	0.63	0.81
Allowance for loan losses to non-performing loans · · · · · · · · ·	114.37%	126.72%	75.65%

1999 and 2000 The provision for loan losses was $26.4 million for the year ended December 31, 1999 compared to a $37.0 million provision for the same period in 2000. The $10.6 million increase in the provision was due to the higher net charge offs of $18.1 million during 2000 compared to 1999, and to the higher loan portfolio at year-end. The higher charge offs were reflected primarily in the consumer loan portfolio. Recoveries reflect a reduction of $6.9 million compared to 1999. During 1999 the Corporation recovered $3.9 million of a loan which had been previously charged off from the commercial loan portfolio contributing to the lower net charge offs reflected that year.

1998 and 1999 The provision for loan losses was $28.8 million for the year ended December 31, 1998 compared to a $26.4 million provision for the same period in 1999. The decrease in the provision for loan losses was due to a decrease of $5.1 million in net charge-offs during 1999 from $28.8 million in 1998 to $23.6 million in 1999. The current provision for loan losses maintains the allowance for loan losses at an adequate level to provide for probable losses. The decrease in net charge-offs reflected in 1999 was due to an increase in commercial loan recoveries of $4.5 million in 1999 coupled with a decrease in commercial loan charge-offs of $1.1 million. Net charge-offs of consumer loans remained relatively stable during 1999 reflecting an increase of $0.8 million from $25.5 million to $26.3 million for the year ended December 31, 1999.

Other Income

Other income consists of service charges on the Corporation's deposit accounts, other service fees including mortgage servicing fees and fees on credit cards, gains or losses on sales of securities, certain other gains or losses and certain other income.

The following table sets forth certain components of the Corporation's other income for the years ended December 31, 1998, 1999 and 2000.

	Year ended December 31,		
	1998	**1999**	**2000**
	(Dollars in thousands)		
Service charges on deposit accounts	$ 15,364	$ 15,959	$ 18,870
Other service fees:			
Credit card fees	7,005	8,036	9,523
Mortgage servicing fees	8,072	271	865
Trust fees	1,928	2,644	2,107
Other fees	5,390	6,826	7,634
Security gains	2,074	323	(3,801)
Gains on sale of servicing rights	7,690	2,978	1,463
Other gains	614	988	14,512
All other income	5,306	7,306	5,141
	$ 53,443	$ 45,331	$ 56,314

1999 and 2000 The Corporation's other income increased 24.2% from $45.3 million for the year ended December 31, 1999 to $56.3 million for the year ended December 31, 2000. The most significant increase was reflected in other gains of $14.5 million. This was due to the recognition of mortgage servicing rights and gains on sales of mortgage loans, for which servicing was retained, of $11.5 million, gains on sales of owned premises of $1.6 million and a net gain on the sale of the Corporation's New York branch of $0.4 million during 2000. Increases in other income were also reflected in "Service charges on deposit accounts", "Credit card fees", "Mortgage servicing fees" and "Other fees". Service charges on deposit accounts have experienced a healthy $2.9 million increase due to adjusted fee schedules and strict compliance with fee policies. The increase in credit card fees was due in part to a 13.2% increase in the average credit card portfolio to $104.7 million for the year ended December 31, 2000 from $92.4 million in December 1999. Mortgage servicing fees increased due to higher mortgages serviced for others. Other fees also increased due to strict compliance with fee policies. These gains were partially offset by a loss of $3.8 million recorded on the sale of $342 million of Treasury Notes available for sale. These securities were sold and substituted for higher yielding Agency notes in an effort to manage the Corporation's interest rate risk. There was also a reduction in "All other income" due to the recognition of insurance proceeds in 1999 received for business interruption during Hurricane Georges and to the recognition of rents accrued for premises which were closed and were subsequently sold of approximately $1.2 million.

1998 and 1999 The Corporation's other income decreased 15.2% from $53.4 million for the year ended December 31, 1998 to $45.3 million for the year ended December 31, 1999. This decrease was due to the sale by the Corporation through its subsidiary, of substantially all its mortgage servicing rights for approximately $23.3 million, recognizing a gain of $7.7 million during 1998. The decrease in mortgage servicing fees of $7.8 million also reflected in other income is due to the aforementioned sale. Other income for the year ended December 31, 1999, excluding mortgage servicing fees and gains on sale of mortgage servicing rights, grew to $42.1 million from $37.7 million in 1998, representing a 12% increase. The increase reflected in "All Other Income" is due to an increase in technical assistance to affiliates of approximately $0.7 million, recognition of rents accrued for premises which were to be closed and were subsequently sold, totaling approximately $1.2 million, and recognition of insurance proceeds received for business interruption during Hurricane Georges. During 1999 there were also increases of $1.0 million in credit card fees (including POS interchange and merchant fees) as well as an increase of $1.4 million in other fees due to increases in account analysis fees and fees for letters of credit and cable transfer services.



Santander
BanCorp

Other Operating Expenses

The following table sets forth information as to the Corporation's other operating expenses for the years ended December 31, 1998, 1999 and 2000.

	Year ended December 31,		
	1998	**1999**	**2000**
	(Dollars in thousands)		
Salaries	$ 46,850	$ 46,795	$ 45,761
Pension and other benefits	23,535	23,894	23,983
Total personnel costs	70,385	70,689	69,744
Equipment expenses	12,986	12,920	13,007
Professional fees	11,013	10,881	7,668
Occupancy expenses	16,509	14,911	15,262
Electronic data processing expenses	15,650	16,806	18,323
Communications	5,788	6,575	6,614
Business promotion expenses	6,337	7,883	9,691
Other taxes	7,739	8,680	8,573
Amortization of intangibles	7,959	6,153	6,326
Printing and supplies	2,740	2,428	2,597
Other operating expenses:			
FDIC assessment fees	1,708	1,811	2,081
Transportation and travel	753	1,175	1,396
All other	6,880	10,889	13,441
	96,062	101,112	104,979
Total	$ 166,447	$ 171,801	$ 174,723
Efficiency ratio (1)	54.73%	52.44%	52.64%
Personnel costs to average assets	1.10	0.92	0.89
Operating expense to average assets	1.49	1.31	1.34
Assets per employee	$ 4,327	$ 4,793	$ 5,440

(1) On a tax-equivalent basis.

1999 and 2000 For the year ended December 31, 2000, the Corporation's total operating expenses had an increase of $2.9 million compared to the same period in 1999. Personnel expenses had a decrease of $0.9 million due to strict control of variable expenses such as overtime and temporary help and a reduction in full time equivalent (FTE) employees to 1,405 from 1,677 in December 1999. During 2000 there was a $1.3 million charge for a bonus for employees laid off as a result of the Corporation's reorganization process.

Other operating expenses reflected an increase of $3.9 million or 3.8% for the year ended December 31, 2000 when compared to the same period in 1999. This increase was due to a $1.8 million increase in business promotion and advertising due to aggressive marketing campaigns for new deposit products including "Super CD", "Super Cash", ETA accounts, and several IRA deposit products as well as the cost of prizes related to the Super Cash accounts. There was also an increase in Electronic Data Processing expense of $1.5 million due to increased volumes and fees during the year. All Other operating expenses also reflected an increase of $2.6 million during 2000 due to higher commissions paid on loans, interchange fee expense and lower deferral of certain loan origination expenses. These increases were partially offset by a decrease in general insurance expenses due to the recognition of the increase in the cash surrender value of company owned life insurance policies on certain executives. The decrease in professional fees was a direct result of the Corporation's aggressive cost control program.

1998 and 1999   Due to an aggressive cost control program and an ongoing examination of the Corporation's operating structure, operating expenses reflected a slight increase of 3.2% from $166.4 million for the year ended December 31, 1998 to $171.8 million for the year ended December 31, 1999. The increase of $5.4 million in operating expenses was due primarily to a $5.1 million increase in operating expenses and a slight increase of $0.3 in personnel costs. The increase in operating expenses is due primarily to an increase in "All other" expenses of $4.0 million. This $4.0 million increase was due to an increase of $3.0 million in operational reserves compared to 1998 coupled with increases in amortization of computer programs of $0.9 million and loan servicing fees of $0.6 million. In addition, there was an increase in business promotion expense of $1.5 million due to aggressive direct marketing campaigns including the introduction of the Super Cash account, together with an increase of $1.2 million or 7.4% in electronic data processing expenses, as well as increases in other taxes and communications expenses. The increase in electronic data processing servicing expenses reflected the effect of the Corporation's efforts to ensure that all equipment and systems be year 2000 compliant. Increases in other taxes were due to higher personal property taxes as well as an increase in municipal license tax on the Corporation's volume of business. These increases in operating expenses were partially offset by significant decreases in occupancy expense of $1.2 million, due to the Corporation's acquisition of its operations center in December of 1998 which had previously been leased, and in amortization of intangibles of $1.8 million due to the sale of substantially all its subsidiary's mortgage servicing rights on November 30,1998.

Income Taxes

In Puerto Rico, the maximum statutory marginal corporate income tax rate applicable to the Corporation is 39%. However, there is an alternative minimum tax of 22% on the Corporation's alternative minimum taxable income which, in general, applies if the Corporation's regular income tax liability is less than the Corporation's alternative minimum tax liability. The Corporation is also subject to municipal license tax at various rates that do not exceed 1.5% on the Corporation's taxable gross income. Under the Puerto Rico Internal Revenue Code, the Corporation and its subsidiaries are treated as separate taxable entities and are not entitled to file consolidated tax returns. The Code provides a dividend received deduction of 100% on dividends received from controlled subsidiaries, subject to taxation in Puerto Rico.

In the United States, the Corporation is subject to United States federal income tax on its taxable income that is effectively connected with the Corporation's trade or business in the mainland United States. The Corporation is also subject to United States federal income tax on certain income that is not effectively connected with the Corporation's trade or business in the mainland United States, such as interest (excluding portfolio interest) and certain dividends earned on United States securities and loans. Interest derived by the Corporation on obligations of the United States represents portfolio interest.

The difference between the statutory marginal tax rate and the effective tax rate is due to the interest income earned on certain investments and loans which is exempt from income tax (net of the disallowance of expenses attributable to the exempt income) and to the disallowance of certain expenses and other items.

1999 and 2000 The provision for income tax amounted to $20.4 million (or 20.2% of pretax earnings) for the year ended December 31, 1999 as compared to $14.5 million (or 15.9% of pretax earnings) for the year ended December 31, 2000. The decrease in the provision for income tax was due to the lower pretax earnings including the $3.8 million loss on sale of investment securities and a lower disallowance of certain expenses and other items.

1998 and 1999   The provision for income tax amounted to $19.6 million (or 21.8% of pretax earnings) for the year ended December 31, 1998 as compared to $20.4 million (or 20.2% of pretax earnings) for the year ended December 31, 1999. The increase in the provision for income tax was due to the higher pretax earnings and this was partially offset by higher benefits of net tax-exempt interest income.



Santander
BanCorp

Financial Condition

Investment Portfolio

The following table sets forth the Corporation's investments in government and corporate securities and certain other finan-cial investments at December 31, 2000 and December 31, 1999 by contractual maturity, giving comparative book and market values and average yield for each of the categories. The Corporation has evaluated the conditions under which it might sell its investment securities. As a result, some of its investment securities have been classified as available for sale. The Corporation may decide to sell some of the securities classified as available for sale either as part of its efforts to manage its interest rate risk, or in response to changes in interest rates, prepayment risk or similar economic factors. Investment securities available for sale are carried at fair value and unrealized gains and losses net of taxes on these investments are included in a separate component of stockholders' equity. Gains or losses on sales of investment securities available for sale are recognized when realized and are computed on the basis of specific identification. At December 31, 1999 and December 31, 2000, the Corporation had investment securities available for sale of $1.2 billion and $1.0 billion, respectively.

The Corporation occasionally acquires securities for trading purposes and carries its trading account at market. Financial instruments including, to a limited extent, derivatives, such as options contracts, are used by the Corporation in dealing and other trading activities and are carried at market value. The Corporation classifies as trading those securities that are acquired and held principally for the purpose of selling them in the near term. Realized and unrealized changes in market value are recorded separately in the trading profit or loss account as part of the results of operations in the period in which the changes occur. At December 31, 1999 and 2000, the Corporation had no securities held for trading.

Investment securities are carried at cost, adjusted for premium amortization and discount accretion. The Corporation classi-fies as investment securities those investments that it has the intent and the ability to hold until maturity.

The table below summarizes the Corporation's available for sale, trading and investment securities:

				December 31, 2000				
	Within One Year	After One Year but Within Five years	After Five Years but Within Ten years	Over Ten years	Total Book Value	Market Value	Average Yield
				(Dollars in thousands)			
U.S. Treasury	$ 158,800	$ -	$ -	$ -	$ 158,800	$ 158,800	6.46 %
U.S. Agency Notes	49,766	1,322,885	484,610	-	1,857,261	1,840,263	5.82 %
P.R. Government Obligations. .	-	3,347	18,072	12,714	34,133	34,192	6.63 %
Mortgage-backed Securities . .	21	781	30,358	522,832	553,992	553,118	6.86 %
Foreign Securities	-	225	25	-	250	250	7.03 %
Other Securities	-	-	-	79,638	79,638	79,638	7.30 %
Total Securities	$ 208,587	$1,327,238	$ 533,065	$ 615,184	$ 268,074	$2,666,261	6.13 %

	Within One Year	After One Year but Within Five years	After Five Years but Within Ten years	Over Ten years	Total Book Value	Market Value	Average Yield
				December 31, 1999			
			(Dollars in thousands)				
U.S. Treasury	$ 293,878	$ 49,297	$ -	$ -	$ 343,175	$ 343,141	4.60 %
U.S. Agency Notes	-	1,360,009	528,637	-	1,888,646	1,850,612	5.83 %
P.R. Government Obligations .	6,471	3,462	19,272	9,510	38,715	37,507	6.62 %
Mortgage-backed Securities . .	4	1,301	37,762	639,030	678,097	674,914	6.75 %
Foreign Securities	-	225	25	-	250	250	7.03 %
Other Securities	-	-	-	79,638	79,638	79,638	6.51 %
Total Securities	$ 300,353	$1,414,294	$ 585,696	$ 728,178	$3,028,521	$2,986,062	5.93 %

There was a reduction of $344 million in the book value of the Corporationís portfolio of investment securities due to the sale of $342 million in Treasury Securities during 2000 to $2.7 billion compared to $3.0 billion at December 31, 1999.

Loan Portfolio
The following table analyzes the Corporation's loans by type of loan.

	1998	% of Total Loans	1999	% of Total Loans	2000	% of Total Loans
			As of December 31,			
			(Dollars in thousands)			
Commercial, Industrial, and Agricultural Retail Commercial Banking						
Middle -market	$1,171,749	30.6%	$ 1,368,947	30.4%	$1,496,690	33.3%
Agricultural	115,328	3.0%	117,791	2.6%	108,130	2.4%
SBA	72,844	1.9%	76,997	1.7%	78,693	1.8%
Factor Liens ·	39,974	1.1%	37,835	0.8%	18,976	0.4%
Other	19,519	0.5%	11,122	0.3%	6,704	0.2%
Retail Commercial Banking	1,419,414	37.1%	1,612,692	35.8%	1,709,193	38.1%
Corporate Banking	547,104	14.3%	662,001	14.7%	647,073	14.4%
Total Commercial	1,966,518	51.4%	2,274,693	50.5%	2,356,266	52.5%
Construction	222,342	5.8%	353,514	7.8%	396,895	8.8%
Consumer						
Personal (Installment and other loans) .	498,101	13.0%	582,585	12.9%	532,617	11.8%
Automobile	210,332	5.5%	212,856	4.7%	157,236	3.5%
Credit Cards	81,687	2.1%	99,904	2.2%	111,233	2.5%
Total Consumer ·	790,120	20.6%	895,345	19.8%	801,086	17.8%
Mortgage						
Residential ·	779,017	20.4%	931,228	20.7%	914,155	20.4%
Commercial	22,997	0.6%	14,468	0.3%	17,332	0.4%
Warehousing	45,332	1.2%	39,798	0.9%	2,950	0.1%
Total Mortgage	847,346	22.2%	985,494	21.9%	934,437	20.9%
Total Loans, net of unearned interest and deferred fees	$3,826,326	100.0%	$ 4,509,046	100.0%	$4,488,684	100.0%



Santander
BanCorp

Credit Risk Management and Loan Quality

The lending activity of the Corporation represents its core function, and as such the quality and effectiveness of the loan origination and credit risk areas are imperative to management for the growth and success of the Corporation. The importance of the Corporation's lending activity has been considered when establishing functional responsibilities, organizational reporting, lending policies and procedures, and various monitoring processes and controls.

Critical risk management responsibilities include establishing sound underwriting standards, monitoring the quality of the loan portfolio, establishing loan rating systems, assessing reserves and loan concentrations, supervising document control and accounting, providing necessary training and resources to credit officers, implementing lending policies and loan documentation procedures, identifying problem loans as early as possible, and instituting procedures to ensure appropriate actions to comply with laws and regulations.

In addition, the Corporation has an independent Loan Review Department and an independent Internal Audit Division, each of which conducts monitoring and evaluation of loan portfolio quality, loan administration, and other related activities, carried on as part of the Corporation's lending activity. Both departments provide periodic reports to the Board of Directors, continuously assess the validity of information reported to the Board of Directors and maintain compliance with established lending policies.

The Corporation has also established an internal risk rating system and internal classifications which serve as timely identification of the loan quality issues affecting the loan portfolio.

Credit extensions for commercial loans are approved by credit committees including the Small Loan Credit Committee, the Regional Credit Committee, the Credit Administration Committee, the Management Credit Committee, and the Board of Directors Credit Committee. A centralized department of the Consumer Lending Division approves all consumer loans.

The Corporation's collateral requirements for loans depend on the financial strength and liquidity of the prospective borrower and the principal amount and term of the proposed financing. Acceptable collateral includes cash, marketable securities, mortgages on real and personal property, accounts receivable, and inventory.

The Corporation's loan portfolio as of December 31, 1999 and 2000, amounted to $4.5 billion each year, which represented 57.8% and 60.7%, respectively, of the Corporation's total earning assets. The loan portfolio is distributed among various types of credit, including commercial business loans, commercial real estate loans, construction loans, small business loans, consumer lending and residential mortgage loans. The credit risk exposure provides for diversification among specific industries, specific types of business, and related individuals. As of December 31, 2000, there was no obligor group that represents more than 2.1% of the Corporation's total loan portfolio. Obligors resident or having a principal place of business in Puerto Rico comprise approximately 99% of the Corporation's loan portfolio.

As of December 31, 2000, the Corporation had over 132,000 consumer loan customers and over 10,000 commercial loan customers. As of such date, the Corporation had 32 clients with commercial loans outstanding over $10.0 million. Although the Corporation has generally avoided cross-border loans, the Corporation has approximately $6.4 million in cross-border loans as of December 31, 2000.

The following risk concentration categories existed at year-end.

Industry Risk

Commercial loans, including commercial real estate and construction loans, amounted to $2.8 billion as of December 31, 2000. The Corporation accepts various types of collateral to guarantee specific loan obligations. As of December 31, 2000, an increased use of real estate as loan collateral has resulted in a portfolio of approximately $1.5 billion, or 53.2% of the commercial loan portfolio, secured by real estate, primarily residential and income producing properties. In addition, as of such date, commercial loans secured by cash collateral and marketable securities amounted to $160.6 million, or 5.8% of the commercial loan portfolio. The remaining $625.8 million of the commercial loan portfolio are secured by other types of collateral that are also accepted as an alternate source of repayment including, among others, equipment, accounts receivable, and inventory. As of December 31, 2000, unsecured loans represented $499.3 million or 18.1% of total commercial loans receivable; however, the majority of these loans were backed by personal guarantees.

In addition to the commercial loan portfolio indicated above, as of December 31, 2000, the Corporation had $1.3 billion in unused commitments under commercial lines of credit. These credit facilities are typically structured to mature within one year. As of December 31, 2000, commercial and stand-by letters of credit amounted to $98.4 million.

The commercial loan portfolio is distributed among the different economic sectors and there are no concentrations of credit consisting of direct, indirect, or contingent obligations in any specific borrower, an affiliated group of borrowers, or borrowers engaged in or dependent on one industry. The Corporation provides for periodic reviews of industry trends and the credits' susceptibility to external factors.

Government Risk

As of December 31, 2000, $2.0 billion of the Corporation's investment securities represented exposure to the U.S. government in the form of U.S. Treasury securities and federal agency obligations. In addition, as of such date, $33.3 million of residential mortgages and $78.7 million in commercial loans were insured or guaranteed by the U.S. Government or its agencies. As of December 31, 2000, the Corporation also had $3.0 million in agricultural loans secured by U.S. Government agencies. The Corporation is one of the largest SBA lenders in Puerto Rico. Furthermore, as of December 31, 2000, there were $33.6 million of investment securities representing obligations of the Puerto Rico Government and political subdivisions thereof, $16.0 million money market deposits with Puerto Rico government banks as well as $16.6 million mortgage loans and $62.0 million commercial loans issued to or guaranteed by Puerto Rico governmental entities.

Non-Performing Assets

The following table sets forth non-performing assets as of December 31, 1996, 1997, 1998, 1999 and 2000.

	As of December 31,				
	1996	**1997**	**1998**	**1999**	**2000**
LOANS:					
Commercial, industrial, construction and lease financing	$ 22,881	$ 11,795	$ 13,070	$ 10,439	$ 31,443
Agricultural	66	655	3,311	2,086	1,179
Mortgage and real estate	37,325	28,927	22,985	23,072	22,321
Consumer	869	795	4,054	8,503	13,167
Renegotiated loans	3,335	1,524	3,321	248	-
Repossessed assets	10,819	7,601	7,005	7,959	10,345
Total	$ 75,295	$ 51,297	$ 53,746	$ 52,307	$ 78,455
Accruing loans past-due 90 days or more	$ 5,668	$ 9,585	$ 5,156	$ 3,406	$ 4,661
Non-performing loans to loans	1.76%	1.20%	1.22%	0.98%	1.52%
Non-performing loans plus accruing loans past-due 90 days or more to loans	1.92%	1.47%	1.36%	1.06%	1.62%
Non-performing assets to assets	1.43%	0.85%	0.75%	0.65%	1.03%
Interest lost	$ 4,518	$ 3,434	$ 1,493	$ 1,136	$ 2,276

Non-performing assets consist of past-due loans with principal or interest payments over 90 days on which no interest income is being accrued, renegotiated loans and other real estate owned.



Santander
BanCorp

Once a loan is placed in non-accrual status, interest is recorded as income only to the extent of the Corporation's manage-ment expectations regarding the full collectibility of principal and interest on such loans. The interest income that would have been realized had these loans been performing in accordance with their original terms amounted to $1.5 million in 1998, $1.1 million in 1999 and $2.3 million in 2000.

The Corporation's total non-performing assets increased from $52.3 million or 0.65% of total assets as of December 31, 1999, to $78.5 million or 1.03% of total assets as of December 31, 2000. This increase in non-performing assets was primarily in the commercial and consumer loan portfolios, which was partially offset by decreases in non-performing agricul-tural, mortgage loans and renegotiated loans. The Corporation's non-performing loans increased from $44.3 million or 0.98% of total loans at December 31, 1999 to $68.1 million or 1.52% of total loans at December 31, 2000. The increase in nonperforming commercial loans was mainly due to certain collateralized loans that were placed by the Corporation on non-accrual status. Repossessed assets registered an increase in 2000 of $2.4 million from December 31, 1999 to December 31, 2000. Accruing loans past-due 90 days or more increased $1.3 million.

From time to time, the Corporation sells certain non-performing loans to Crefisa, Inc. ("Crefisa"), an affiliate of the Corpo-ration, at fair market value. Such sales amounted to $6.1 million in 1998. There were no sales of loans to Crefisa during 1999 or 2000.

The Corporation's policy is to discontinue the accrual of interest income when collectibility of the related loan appears doubtful, but in no event is it recognized after three months on past-due loans except for credit card loans for which it is not recognized after four months. Once interest accrual has been discontinued, income on non-performing loans is recognized only to the extent that it is collected.

Potential Problem Loans

As a general rule, the Corporation closely monitors certain loans not disclosed under "Non-accrual, Past Due and Restruc-tured Loans" but that represent a higher than normal credit risk. These loans are not included under the non-performing category, but management provides close supervision of their performance. The identification process is implemented through various risk management procedures, such as periodic review of customer relationships, a risk grading system, an internal watch system and a loan review process. This adverse classification system enables management to respond to changing circumstances and to address the risk that may arise from changing business conditions or any other factor that bears significantly on the overall condition of these loans. Loans classified in this group include loans of borrowers with characteristics such as negative financial trends, continuous delinquent status, adverse cash flow position, worsening of the economic sector, or any other loan that, for various reasons, is considered to be deteriorating. The principal amounts of loans under this category as of December 31, 1999 and as of December 31, 2000 were approximately $10.3 million and $19.6 million, respectively. Loans in this category were classified for regulatory purposes.

Allowance for Loan Losses
The Corporation assesses the overall risks in its loan portfolio and establishes and maintains an allowance for probable loan losses thereon. The allowance for loan losses is maintained at a level sufficient to provide for estimated loan losses based on the evaluation of known and inherent risks in the Corporation's loan portfolio. The Corporation's management evaluates the adequacy of the allowance for loan losses on a monthly basis. In determining the allowance, management considers the portfolio risk characteristics, prior loss experience, prevailing and projected economic conditions and loan impairment mea-surements.

At December 31, 2000, the allowance for loan losses was $51.5 million or 1.15% of loans, compared with $56.2 million or 1.25% at the same date in 1999. Based on current and expected economic conditions, the expected level of net loan losses and the methodology established to evaluate the adequacy of the allowance for loan losses, management considers that the Corporation has established an adequate position in its allowance for loan losses.

The allowance for loan losses was down from 126.7% of non-performing loans at December 31, 1999 to 75.7% at Decem-ber 31, 2000, due to the increase in net charge offs and to the increase in non-performing loans for the year ended December 31, 2000. Net charge-offs of $41.7 million were only partially offset by a provision of $37.0 million for the year ended 2000.

Broken down by major loan categories, the allowance for loan losses as of December 31, 1998, 1999 and 2000 was as follows:

	1998	1999	2000
		(Dollars in thousands)	
Commercial	$ 21,143	$ 17,681	$ 15,307
Construction	1,331	1,819	2,175
Consumer	24,404	32,350	30,789
Mortgage	103	95	85
Other	6,476	4,255	3,170
	$ 53,457	$ 56,200	$ 51,526

Any loan meeting the definition of impaired is being measured by the Corporation at the present value of expected future cash flows using the loan's effective interest rate, or as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. A loan is impaired when, based on the current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the agreement. At December 31, 1998 and 2000 the portion of the allowance for loan losses related to impaired loans was $0.7 million and $1.3 million, respectively. At December 31, 1999 there was no allowance for loan losses related to impaired loans. Please refer to Notes 1 and 6 to the Audited Consolidated Financial Statements for further information.

Asset and Liability Management

The Corporation's policy with respect to asset and liability management is to maximize its net interest income, return on assets and return on equity while remaining within the established parameters of interest rate and liquidity risks provided by the Board of Directors and the relevant regulatory authorities. The Corporation's asset and liability management policies are implemented by its Asset and Liability Committee ("ALCO"), which is composed of members of senior management of the Corporation including the President, Treasurer and other executive officers of the Corporation. Senior members of the Corporation's Treasury area meet each week with the Investment Committee to discuss market conditions and strategies. In addition, the Corporation's Corporate Controller reports monthly to the ALCO on the status of all open positions of the Corporation. The ALCO reports on a monthly basis to the members of the Bank's Board of Directors.

Market Risk and Interest Rate Sensitivity

A key component of the Corporation's asset and liability policy is the management of interest rate sensitivity. Interest rate sensitivity is the relationship between market interest rates and net interest income due to the maturity or repricing characteristics of interest earning assets and interest bearing liabilities. For any given period, the pricing structure is matched when an equal amount of such assets and liabilities mature or reprice in that period. Any mismatch of interest earning assets and interest bearing liabilities is known as a gap position. A positive gap denotes asset sensitivity, which means that an increase in interest rates would have a positive effect on net interest income, while a decrease in interest rates would have a negative effect on net interest income. The Corporation typically experiences a negative gap, which denotes liability sensitivity and means that an increase in interest rates would have a negative effect on net interest income while a decrease in interest rates would have a positive effect on net interest income.

The Corporation's interest rate sensitivity strategy takes into account not only rates of return and the underlying degree of risk, but also liquidity requirements, capital costs and additional demand for funds. The Corporation's maturity mismatches and positions are monitored by the ALCO and are managed within limits established by the Board of Directors.



Santander
BanCorp

The following table sets forth the repricing of the Corporation's interest earning assets and interest bearing liabilities at December 31, 2000 and may not be representative of interest rate gap positions at other times. In addition, variations in interest rate sensitivity may exist within the repricing periods presented due to the differing repricing dates within the period. Interest Rate Sensitivity

Interest Rate Sensitivity
As of December 31, 2000

	0 to 3 Months	3 months to a Year	1 to 3 Years	3 to 5 Years	5 to 10 Years	More Than 10 Years	No Interest Rate Risk	Total
ASSETS:				(Dollars in thousands)				
Investment Portfolio	$ 464,222	$ 59,631	$1,263,498	$ 531,680	$ 272,173	$ 13,232	$ 79,638	$2,684,074
Cash and Cash Equivalents . . .	71,247	-	-	-	-	-	199,907	271,154
Loan Portfolio								
Commercial	1,352,091	211,039	284,578	260,443	209,289	38,826	-	2,356,266
Construction	338,381	9,993	5,360	9,358	32,994	809	-	396,895
Consumer	185,095	119,348	272,378	167,892	56,267	106	-	801,086
Mortgage	41,871	93,870	266,686	225,946	305,653	411	-	934,437
Fixed and Other Assets	-	-	-	-	-	-	198,755	198,755
Total Assets	2,452,907	493,881	2,092,500	1,195,319	876,376	53,384	478,300	7,642,667
LIABILITIES AND STOCKHOLDERS' EQUITY								
External Funds Purchased								
Commercial Paper	69,766	-	-	-	-	-	-	69,766
Repurchase Agreements	663,809	275,000	225,006	-	-	-	-	1,163,815
Federal Funds	225,000	100,000	-	-	-	-	-	325,000
Deposits								
Certificates of Deposit	2,106,775	442,708	138,329	68,299	54,820	23,883	-	2,834,814
Demand Deposits and Savings Accounts	365,652	-	546,625	-	285,260	-	-	1,197,537
Transactional Accounts	-	-	-	-	-	889,269	-	889,269
Senior and Subordinated Debt . .	241,599	-	65,000	50,000	-	97,792	-	454,391
Other Liabilities and Capital . . .	-	-	-	-	-	-	708,075	708,075
Total Liabilities and Capital . . .	3,672,601	817,708	974,960	118,299	340,080	1,010,944	708,075	7,642,667
Off-Balance Sheet Financial Information								
Interest Rate Swaps (Assets) . . .	139,481	-	-	-	50,000	20,000	-	209,481
Interest Rate Swaps (Liabilities) . .	70,000	35,000	-	104,481	-	-	-	209,481
Caps	1,250,000	-	-	-	-	-	-	1,250,000
Caps Final Maturity	-	175,000	1,075,000	-	-	-	-	1,250,000
GAP	$ 99,787	$ (533,827)	$ 42,540	$ 972,539	$ 586,296	$ (937,560)	$ (229,775)	$ -
Cumulative GAP	$ 99,787	$ (434,040)	$ (391,500)	$ 581,039	$1,167,335	$ 229,775	$ -	$ -

Interest rate risk is the primary market risk to which the Corporation is exposed. Nearly all of the Corporation's interest rate risk arises from instruments, positions and transactions entered into for purposes other than trading. They include loans, investment securities, deposits, short-term borrowings, senior and subordinated debt and derivative financial instruments used for asset and liability management.

As part of its interest rate risk management process, the Corporation analyzes on an ongoing basis how profitable the balance sheet structure is and how this structure will react under different market scenarios. In order to carry out this task, management prepares two standardized reports with detailed information on the sources of interest income and expense: the "Financial Profitability Report" and the "Net Interest Income Shock Report." The former deals with historical data while the latter deals with expected future earnings.

The Financial Profitability Report identifies individual components of the Corporation's non-trading portfolio independently with their corresponding interest income or expense. It uses the historical information at the end of each month to track the yield of such components and to calculate net interest income for such time period.

The Net Interest Income Shock Report uses a simulation analysis to measure the amount of net interest income the Corporation would have from its operations throughout the next twelve months and the sensitivity of these earnings to assumed shifts in market interest rates throughout the same period. The most important assumptions of this analysis are: (i) rate shifts are parallel and immediate throughout the yield curve; (ii) rate changes affect all assets and liabilities equally; (iii) interest bearing demand accounts and savings passbooks will run off in a period of one year; and (iv) demand deposit accounts will run off in a period of ten years. Cash flows from assets and liabilities are assumed to be reinvested at market rates in similar instruments. The objective is to simulate a dynamic gap analysis enabling a more accurate interest rate risk assessment.

Risk management policy and procedures establish a risk tolerance loss limit of 3.0% for net interest income in a scenario of a 100 basis point (1.0%) increase in market rates. As of December 31, 2000, it was determined for purposes of the Net Interest Income Shock Report that the Corporation had a potential loss in net interest income of approximately $1.5 million if market rates were to increase 100 basis points immediately and parallel across the yield curve. This represented a potential 0.5% decrease in net interest income, less than the 3.0% limit.

Derivatives

The operations of the Corporation are subject to the risk of interest rate fluctuations to the extent that interest-earning assets and interest-bearing liabilities mature or reprice at different times or in differing amounts. Risk management activities are aimed at optimizing net interest income, given levels of interest rate risk consistent with the Corporation's business strategies. The Corporation has limited involvement with derivative financial instruments and uses them mostly for hedging purposes.

Asset-liability management activities are conducted in the context of the Corporation's liability sensitivity to interest rate changes. To achieve its risk management objectives, the Corporation uses a combination of derivative financial instruments, including interest rate swaps and caps.

The Corporation's principal objective in holding interest rate swap agreements is the management of interest rate risk. The Corporation's policy is that each swap contract be specifically tied to assets or liabilities with the objective of transforming the interest rate risk characteristic of the instrument. As of December 31, 2000, the Corporation had a swap portfolio of $209.5 million. Retail certificates of deposit amounting to $70.0 million had been swapped to create a floating rate source of funds. The Corporation also swapped $35.0 million of floating-rate medium term notes, $100.0 million of term funds and a $4.5 million variable rate loan were fixed at a spread over U.S. Treasury securities.

The Corporation has entered into a series of derivative transactions, in which a total of $1.3 billion in caps were purchased against the one month Libor (the Index). $175 million were at a level of 5.25% for up to 1 year, $500 million were at a level of 5.75% for 2 years, and $575 million were at a level of 6.5% for 2 years. The purpose of these transactions is to hedge the Corporation's cost of funds, specifically the Commercial Paper Program and Repurchase Agreements, and to close the gap in a scenario of interest rates to the upside. The total premium paid was $27.7 million, which was being amortized on a monthly basis throughout the life of the Caps until December 31, 2000.

On January 1, 2001 the Corporation implemented the provision of Statement of Financial Accounting Standards No. 133 (SFAS No. 133), "Accounting for Derivative Instruments and Hedging Activities" as amended by Statements of Financial Accounting Standards No. 137 "Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133", and SFAS No. 138, "Accounting for Derivative Instruments and Hedging Activities-An Amendment of FASB Statement No. 133". SFAS No. 133, as amended establishes accounting and reporting standards for derivative instruments and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a forecasted transaction, or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security, or a foreign-currency-denominated forecasted transaction. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. SFAS No. 133, as amended by SFAS No. 137 and SFAS No. 138, is effective for all fiscal quarters of fiscal years beginning after June 15, 2000, and should not be applied retroactively to financial statements of prior periods. The transition adjustment that resulted from the application of SFAS No. 133 on January 1,2001 amounted to a loss of approximately $8,246,000 net of the effect of the related tax benefit of approximately $5,272,000, which will be reported as a cumulative type adjustment in the statement of income and a loss of approximately $1,507,000, which will be reported net of the effect of the related tax benefit of approximately $964,000 in other comprehensive income. Due to the application of this Statement, during the year 2001 the Corporation will not be amortizing the premium on Caps held that totaled $14.8 million at December 31, 2000. The effect of not amortizing this premium will be a reduction in interest expense of approximately $11.7 million during 2001. Management expects that by the end of 2001, the net effect of the application of SFAS No. 133 on the Corporation's consolidated financial position and results of operations will be immaterial in amount.



Santander
BanCorp

Funding

The principal sources of funding for the Corporation are its equity capital, core deposits from retail and commercial clients, and wholesale deposits and borrowings raised in the interbank and commercial markets.

The following table sets forth the Corporation's average daily balance of liabilities for the years ended December 31, 1998, 1999 and 2000 in each case together with the average interest rates paid thereon.

	Year ended December 31,								
	1998			**1999**			**2000**		
	Average Balance	% of Total Liabilities	Average Cost	Average Balance	% of Total Liabilities	Average Cost	Average Balance	% of Total Liabilities	Average Cost
	(Dollars in thousands)								
Savings deposits	$1,410,914	23.7%	3.45%	$1,491,367	20.8%	3.13%	$1,440,686	19.9%	3.93%
Time deposits	1,595,996	26.9%	5.30%	1,582,284	22.0%	5.16%	2,051,311	28.3%	5.82%
Interest bearing deposits	3,006,910	50.6%	4.44%	3,073,651	42.8%	4.17%	3,491,997	48.2%	5.04%
Fed funds, repos, commercial paper	1,631,534	27.4%	5.49%	2,869,967	40.0%	5.30%	2,573,586	35.6%	6.27%
Term and capital notes	475,521	8.0%	5.71%	449,038	6.2%	5.72%	441,384	6.1%	6.38%
Total borrowings	2,107,055	35.4%	5.54%	3,319,005	46.2%	5.36%	3,014,970	41.7%	6.29%
Interest bearing liabilities	5,113,965	86.0%	4.89%	6,392,656	89.0%	4.79%	6,506,967	89.9%	5.62%
Non-interest bearing deposits	712,452	12.0%	0.00%	665,686	9.3%	0.00%	624,148	8.6%	0.00%
Other liabilities	117,856	2.0%	0.00%	125,588	1.7%	0.00%	104,856	1.5%	0.00%
Total non-interest bearing liabilities	830,308	14.0%	0.00%	791,274	11.0%	0.00%	729,004	10.1%	0.00%
Total Liabilities	$5,944,273	100.0%	4.21%	$7,183,930	100.0%	4.26%	$7,235,971	100.0%	5.05%

The following table sets forth additional detail on the Corporation's deposit base for the years ended December 31,1998, 1999 and 2000.

Average Total Deposits	Year ended December 31,		
	1998	**1999**	**2000**
	(Dollars in thousands)		
Private Demand	$ 665,265	$ 608,557	$ 571,130
Public Demand	47,187	57,129	53,018
Non-interest bearing	712,452	665,686	624,148
Savings Accounts	739,999	800,354	716,871
NOW and Super NOW accounts	311,395	308,479	293,505
Government NOW accounts	359,520	382,534	430,310
Savings Accounts	1,410,914	1,491,367	1,440,686
Certificates of Deposit:			
Under $100,000	292,298	265,460	315,684
$100,000 and over	888,618	981,650	1,406,567
936	307,579	220,891	134,611
Public time accounts	107,501	114,283	194,449
Certificates of Deposit	1,595,996	1,582,284	2,051,311
Total Deposits	$3,719,362	$3,739,337	$4,116,145

The Corporation's most important source of funding is its customer deposits. Non-interest bearing deposits, representing 8.6% of the Corporation's average total liabilities in the year ended December 31, 2000, are the least expensive source of funding for the Corporation. Total average deposits represent 52.1% and 56.9% of total average liabilities of the Corporation as of December 31, 1999 and December 31, 2000, respectively.

For the year ended December 31, 2000, the Corporation's customer deposits (average balance) consisted primarily of $624.1 million in non-interest bearing checking accounts and $3.5 billion of interest bearing deposits. Non-interest bearing deposits and total interest bearing deposits represent 8.6% and 48.2% of the Corporation's average total liabilities for the year ended December 31, 2000.

The average balance of the Corporation's borrowings decreased 9.2% from $3.3 billion for the year ended December 31, 1999 to $3.0 billion for the year ended December 31, 2000, pursuant to the Corporation's policy to shift to lower paying deposits to finance average interest earning assets. This was accomplished by the launching of new products during 2000 and with an aggressive direct marketing campaign to maximize deposit origination.

During the month of June 1998, the Corporation borrowed $50.0 million under a local tax-exempt industrial revenue bond financing. During November 1999 and September 2000 another $25.0 million and $26.0 million, respectively, were borrowed under similar terms and conditions. The Corporation is required to use the net proceeds of these financing arrangements to fund loans to small and medium size qualified projects.

The Corporation's current funding strategy is to continue to use various alternative funding sources taking into account their relative cost, their availability and the general asset and liability management strategy of the Corporation, placing a stronger emphasis on obtaining client deposits and reducing reliance on borrowings. During 2000 the Corporation increased its deposits by 21.2% over 1999 balances while decreasing total borrowings by 39.1%.

For further information regarding the Corporation's borrowings, see Notes 11 and 12 to the Audited Consolidated Financial Statements for the Years Ended December 31, 2000, 1999 and 1998.

Liquidity

The Corporation's general policy is to maintain liquidity adequate to ensure its ability to honor withdrawals of deposits, make repayments at maturity of other liabilities, extend loans and meet its own working capital needs. Liquidity is derived from the Corporation's capital, reserves and securities portfolio. The Corporation has established lines of credit with foreign and domestic banks, has access to U.S. markets through its commercial paper program and also has broadened its relations in the Federal funds and repurchase agreement markets to increase the availability of other sources of funds and to augment liquidity as necessary. As of December 31, 2000, the Corporation had $1.6 billion in unsecured lines of credit and $5.7 billion in collateralized lines of credit with banks and financial entities. As of December 31, 2000, the Corporation had $1.2 billion available under its unsecured lines of credit and $4.5 billion available in collateralized lines of credit with banks and other financial entities. As of December 31, 2000, the portfolio was highly rated and very liquid, enabling the Corporation to treat it as a secondary source of liquidity.

The Corporation has one of the highest stand-alone credit ratings of any Corporation in Puerto Rico which permits the Corporation to utilize various alternative funding sources. The Corporation's current ratings are as follows:

	Standard & Poor's	Moody's Investor Services	Fitch IBCA
Shot term funding	A-1	P1	F1
Long term funding	A	A1	A+

Management monitors liquidity levels each month. The focus is on the liquidity ratio, which presents total liquid assets over net volatile liabilities and core deposits. Liquid assets include short-term investments, free marketable securities and cash accounts. At December 31, 2000, the Corporation had total available liquid assets of $878 million. Net volatile liabilities are composed of borrowings and time deposits with balances over $100,000 (excluding those secured by assets). As of December 31, 2000 the liquidity ratio for the Corporation was 20%. The Corporation believes it has sufficient liquidity to meet current obligations.



Santander
BanCorp

Maturity and Interest Rate Sensitivity of Interest Earning Assets as of December 31, 2000

The following tables set forth an analysis by type and time remaining to maturity of the Corporation's loans and securities portfolio as of December 31, 2000. Loans are stated before deduction of allowance for loan losses.

	As of December 31, 2000					
	Maturities and/or Next Repricing Date					
		After One Year Through Five Years		After Five Years		
	One Year or Less	Fixed Interest Rates	Variable Interest Rates	Fixed Interest Rates	Variable Interest Rates	Total
	(Dollars in thousands)					
Cash and Cash Equivalents	$ 271,154	$ -	$ -	$ -	$ -	$ 271,154
Investment Portfolio	603,490	1,795,179	-	285,405	-	2,684,074
Loans						
Commercial	1,562,719	545,021	-	248,526	-	2,356,266
Construction	363,092	-	-	33,803	-	396,895
Consumer	304,443	440,270	-	56,373	-	801,086
Mortgage	135,741	492,632	-	306,064	-	934,437
Total	$ 3,240,639	$ 3,273,102	$ -	$ 930,171	$ -	$ 7,443,912

Capital

The Corporation is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Corporation's consolidated financial statements. The regulations require the Corporation to meet specific capital guidelines that involve quantitative measures of the Corporation's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Corporation's capital classification is also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

As of December 31, 2000, the Corporation is well-capitalized under the regulatory framework for prompt corrective action. At December 31, 2000, the Corporation continued to exceed the regulatory risk-based capital requirements for well-capitalized institutions. A depository institution is deemed well-capitalized if it maintains a leverage ratio of at least 5%, a risk-based Tier I capital ratio of at least 6% and a risk-based total capital ratio of at least 10% and is not subject to any written agreement or directive to meet a specific capital level. Tier I capital and total capital to risk-adjusted assets ratios at December 31, 2000 were 11.00% and 12.06% respectively and the leverage ratio was 7.53%.

Capital Adequacy Data

	As of December 31,		
	1998	1999	2000
	(Dollars in thousands)		
Risk-Based Capital			
Tier I Capital	$ 481,603	$ 536,026	$ 579,004
Tier II Capital	67,456	64,199	55,526
Total Risk Capital	$ 549,059	$ 600,225	$ 634,530
Risk-Weighted Assets			
Balance Sheet Items (1)	$4,342,921	$4,982,207	$4,919,926
Off-balance Sheet Items	241,538	308,936	341,439
Total Risk-Weighted Assets	$4,584,459	$5,291,143	$5,261,365
Ratios			
Tier I Capital (minimum required - 4%)	10.51%	10.13%	11.00%
Total Capital (minimum required - 8%)	11.98%	11.34%	12.06%
Leverage Ratio (minimum required - 3%)	6.94%	6.64%	7.53%
Total Equity to Assets	7.19%	6.80%	7.80%
Tangible Common Equity to Tangible Assets	5.81%	5.63%	6.66%
Equity to Loans	13.32%	13.00%	12.59%
Internal Capital Generation Rate	14.59%	15.06%	13.44%

(1) Net of ineligible assets (certain intangible and deferred tax assets).

Stockholders' Equity

As of December 31, 1999, total stockholders' equity was $546.6 million or 6.8% of total assets, compared to $595.8 million or 7.8% of total assets as of December 31, 2000. The increase was due to the net income generated during the year ended December 31, 2000 and the effect of unrealized net gains on investment securities available for sale, net of tax. These increases were partially offset by the effect of cash dividends declared on common and preferred stock in 2000 and the repurchase at a cost of $23.3 million of 1,535,000 shares of its common stock under the stock repurchase program approved by the Board of Directors.

During 2000 the Corporation's dividend distribution was 10% greater than in 1999. On January 11, 2000 the Board of Directors of the Corporation declared a 10% stock dividend on common stock held by registered shareholders as of January 31, 2000. The common stock dividend was distributed on February 22, 2000. Cash was paid in lieu of fractional shares. The earnings per share computations for all periods presented in this document and the accompanying financial statements have been restated to reflect the stock dividend.

Dividends declared on common stock during 2000 totaled $18.5 million representing dividends per share of $0.44.

Santander BanCorp was incorporated under the laws of the Commonwealth of Puerto Rico and is an 80.5% directly and indirectly owned subsidiary of Banco Santander Central Hispano, S.A. (BSCH). Santander BanCorp was created for the purpose of effecting a corporate reorganization and to serve as a bank holding company. On May 2nd, 2000 the corporate reorganization took place and Santander BanCorp now serves as the bank holding company for Banco Santander Puerto Rico and Subsidiary (the Bank). As a result of this reorganization each of the Bank's outstanding shares of common stock was converted into one share of common stock of the new bank holding company. This reorganization was carried out pursuant to an Agreement and Plan of Merger by and between the Corporation and the Bank. Santander BanCorp is subject to the Federal Bank Holding Company Act and to the regulations, supervision, and examination of the Federal Reserve Board.

On September 26, 2000 the Corporation acquired 100% of the common stock of Inversiones y Desarrollos del Caribe, Inc. (INDECA) for the purpose of establishing an insurance agency. Santander Insurance Agency has been approved by the Commissioner of Insurance of Puerto Rico to operate as an Insurance and General Agent, effective October 10, 2000.

The Corporation adopted and implemented a Stock Repurchase Program immediately after Santander BanCorp became the holding company of the Bank on May 2nd, 2000. Under the May 2nd, 2000 Stock Repurchase Program the Corporation acquired 3% of its outstanding common shares. A second Stock Repurchase Program was approved in December 2000 to acquire 3% of the Corporation's outstanding common shares. As of December 31, 2000, 1,535,000 shares amounting to $23.3 million had been repurchased under both plans.

The Corporation started a Dividend Reinvestment and Cash Purchase Plans in May 2000 under which holders of common stock have the opportunity to automatically invest cash dividends to purchase more shares of the Corporation. Shareholders may also make, as frequently as once a month, optional cash payments for investment in additional shares of common stock.

On February 10, 1998, the Corporation declared and paid a cash dividend of $1.97 per share (on a post-split basis, as mentioned in the following paragraph) for a total of $75,000,000. During 1999 and 2000, the Corporation declared and paid quarterly cash dividends of $0.11 per share.

At the Annual Shareholders' Meeting, held April 7, 1998, shareholders approved substantial amendments to the Corporation's Articles of Incorporation. These amendments included a change in authorized capital from 50,000,000 shares of common stock with a par value of $5 to 200,000,000 shares of common stock with a par value of $2.50 and 10,000,000 shares of preferred stock with a par value of $25. On that same day the Board of Directors of the Corporation authorized a two-for-one stock split. All per share data included herein has been retroactively adjusted to reflect the stock split.

In June 1998, the Corporation declared dividends to common shareholders in the form of Series A Preferred Stock, issuing one share of Series A Preferred Stock for every 15 common shares and one share of Series A Preferred Stock for every 189 common shares, with fractional shares paid. In June 1998, the Corporation paid a 7.125% cash dividend to the holders of the Series A Preferred Stock, which amounted to approximately $267,000. A pricing committee of the Board of Directors fixed permanently the dividend rate of the Series A Preferred Stock to 7% which is effective for dividends payments after June 30, 1998. The Corporation has continued to pay dividends on preferred stock at the rate of 7% annually. For the years ended December 31, 2000 and 1999 the Corporation paid $4.6 million in preferred dividends and for the year ended December 31, 1998 the Corporation paid $2.6 million in preferred dividends.



Santander
BanCorp

The terms of the Series A Preferred Stock do not permit the payment of cash dividends on the Common Stock if dividends on the Series A Preferred Stock are in arrears. The holders of the Series A Preferred Stock are entitled to receive non-cumulative cash dividends when, as and if declared by the Board of Directors, out of the assets of the Corporation legally available therefor, at an annual rate of $1.75 per share of Series A Preferred Stock.

The Series A Preferred Stock is not redeemable prior to July 1, 2003. On or after that date, the shares of Series A Preferred Stock will be redeemable in whole or in part from time to time at the option of the Corporation at the redemption prices set forth herein, subject to prior approval of the Federal Deposit Insurance Corporation and the Commissioner of Financial Institutions of Puerto Rico, plus accrued and unpaid dividends for the then current monthly dividend period to the date fixed for redemption.

During November 1998, the Corporation issued 500,000 common shares at $21.50 in connection with its initial public offering. As a result thereof Banco Santander, S.A.'s ownership percentage was reduced from 99.60% as of December 31, 1997 to 78.30% as of December 31, 1998. As of December 31, 2000 Banco Santander Central Hispano, S.A.'s (formerly Banco Santander, S.A.) ownership increased to 80.5% as a result of the Corporation's Stock Repurchase Program.

The Corporation's common stock is listed on the New York Stock Exchange ("NYSE") and the Madrid Stock Exchange (Latibex). The symbol on the NYSE for the common stock is "SBP". There were approximately 154 holders of record of the Corporation's common stock as of December 31, 2000, not including beneficial owners whose shares are held in names of brokers or other nominees.

The following table sets forth the high and low prices of the Corporation's common stock for the periods indicated, after retroactive adjustment for the effect of the stock dividend declared on January 11,2000.

Period	Market Price		Cash Dividend per Share	Book Value per Share
	High	Low		
2000				$ 12.96
1st Quarter	$ 17.00	$ 11.75	$ 0.11	
2nd Quarter	13.63	11.75	0.11	
3rd Quarter	16.50	11.38	0.11	
4th Quarter	19.38	13.75	0.11	
1999				$ 11.33
1st Quarter	$ 20.11	$ 17.73	$ 0.11	
2nd Quarter	18.18	15.51	0.11	
3rd Quarter	17.79	15.34	0.11	
4th Quarter	17.27	13.69	0.11	

Intangible assets were $29.8 million at December 31, 2000, compared with $30.3 million at December 31, 1999. The decrease in intangible assets was due to the amortization to income of subject assets. Total intangibles consisted of:

	December 31, 1999	December 31, 200
	(Dollars in millions)	
Mortgage Servicing Rights ·	$ 1.2	$ 6.6
Core Deposits Intangibles	16.1	11.5
Goodwill	13.0	11.7
	$ 30.3	$ 29.8

Capital Expenditures

The following table reflects capital expenditures in each of the three years ended December 31, 1998, 1999 and 2000.

	Years ended December 31,		
	1998	**1999**	**2000**
	(Dollars in thousands)		
Headquarters/branches	$ 16,093	$ 4,099	$ 2,372
Data processing equipment	6,046	8,235	3,063
Software	8,911	4,623	3,829
Other furniture and equipment	2,213	2,151	1,684
	$ 33,263	$ 19,108	$ 10,948

In 1998 the Corporation acquired its operations facility located at No. 3 Arterial Hostos Avenue, New San Juan Center, Hato Rey, at book value from an affiliate. The Corporation also purchased two lots for future development of parking facilities in the Hato Rey area. During 1999 the Corporation acquired an additional lot for future development in the Hato Rey area and invested $1.4 million in improvements of existing facilities. During 2000, the Corporation acquired one lot for future development of a parking facility in Hato Rey, and sold one of the lots acquired in 1999 and a building facility that was unoccupied.

Capital expenditures on data processing equipment during 1999 were due to the installation of a Bankwide WAN (Wide Area Network), installation of new Y2K compatible ATMs, and installation of equipment for the check images project. Software additions during 1999 included the completion of Year 2000 installations, the Corporationís internet Banking project and check image project.

Lower capital expenditures during 2000 were due to the Corporation's reorganization process, rationalization of facilities maximizing the use of Corporation owned premises. In addition, the significant investments made during 1998 and 1999 resulted in fewer needs during 2000.

Environmental Matters

Under various environmental laws and regulations, a lender may be liable as an "owner" or "operator" for the costs of investigation or remediation of hazardous substances at any mortgaged property or other property of a borrower or at its owned or leased property regardless of whether the lender knew of, or was responsible for, the hazardous substances. In addition, certain laws in which some of the Corporation's assets are located impose a statutory lien, which may be prior to the lien of the mortgage, for costs incurred in connection with a cleanup of hazardous substances.

Some of the Corporation's mortgaged properties and owned and leased properties may contain hazardous substances or are located in the vicinity of properties which are contaminated. As a result, the value of such properties may be decreased, the borrower's ability to repay the loan may be affected, the Corporation's ability to foreclose on certain properties may be affected or the Corporation may be exposed to potential environmental liabilities. The Corporation, however, is not aware of any such environmental costs or liabilities that would have a material adverse effect on the Corporation's results of operations or financial condition.

Puerto Rico Income Taxes

The Corporation is subject to Puerto Rico income taxes pursuant to the Puerto Rico Internal Revenue Code of 1994, as amended to the date hereof (the "PR Code").

The maximum marginal statutory regular corporate tax rate that the Corporation is subject to under the PR Code is 39%. In computing its net income subject to the regular income tax the Corporation is entitled to exclude from its gross income interest derived on obligations of the Puerto Rico Government, its instrumentalities and political subdivisions, obligations of the United States Government and its agencies and instrumentalities, certain FHA and VA loans and certain GNMA securities. In computing its net income subject to the regular income tax the Corporation is entitled to claim a deduction for ordinary and necessary expenses, worthless debts, interest and depreciation, among others. The Corporation's deduction for interest is reduced in the same proportion that the average adjusted basis of its exempt obligations acquired after December 31, 1987 bears to the average adjusted basis of its total assets.



Santander
BanCorp

The Corporation is also subject to an alternative minimum tax of 22% imposed on its alternative minimum tax net income. In general, the Corporation's alternative minimum net income is an amount equal to its net income determined for regular income tax purposes, as adjusted for certain items of tax preference. To the extent that the Corporation's alternative minimum tax for a taxable year exceeds its regular tax, such excess is required to be paid by the Corporation as an alternative minimum tax. An alternative minimum tax paid by the Corporation in a taxable year may be claimed by the Corporation as a credit in future taxable years against the excess of its regular tax over the alternative minimum tax in such years.

Under PR Code, corporations are not permitted to file consolidated returns with their subsidiaries and affiliates. However, the Corporation is entitled to a 100% dividend received deduction with respect to dividends received from Banco Santander Puerto Rico, Santander Insurance Agency, or any other Puerto Rico corporation subject to tax under the PR Code and in which the Corporation owns at least 80% of the value of its stock or voting power.

Interest paid by the Corporation to non-resident foreign corporations are not subject to Puerto Rico income tax, provided such foreign corporation is not related to the Corporation. Dividends paid by the Corporation to non-resident foreign corporations and individuals (whether resident or not) are subject to a Puerto Rico income tax of 10%.

United States Income Taxes

The Corporation, the Bank and Santander Insurance Agency are corporations organized under the laws of Puerto Rico. Accordingly, the Corporation, the Bank and Santander Insurance Agency are subject to United States income tax under the Internal Revenue Code of 1986, as amended to the date hereof (the "Code") only on certain income from sources within the United States or effectively connected with a United States trade or business.

SELECTED STATISTICAL INFORMATION

The following information is included for analytical purposes and should be read in conjunction with the Corporation's Audited Consolidated Financial Statements and the "Management's Discussion and Analysis of Results of Operations and Financial Condition."

Average Balance Sheets and Interest Rate Data

The following table shows average balances and, where applicable, interest amounts earned on a tax-equivalent basis and paid and rates for the Corporation's assets and liabilities and stockholdersí equity for the years ended December 31, 1998, 1999 and 2000.

| | Year ended December 31, | | | | | | | | |
| | 1998 | | | 1999 | | | 2000 | | |
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
				(Dollars in thousands)					
ASSETS:									
Interest earning assets									
Interest bearing deposits	$ 107,319	$ 4,286	3.99%	$ 104,114	$ 3,818	3.67%	$ 62,761	$ 1,716	2.73%
Federal funds sold and securities purchased under agreements to resell	34,867	1,845	5.29%	25,115	1,281	5.10%	54,631	3,530	6.46%
Total interest bearing deposits	142,186	6,131	4.31%	129,229	5,099	3.95%	117,392	5,246	4.47%
U.S. Treasury securities	444,004	32,291	7.27%	340,765	17,966	5.27%	206,707	13,176	6.37%
Obligations of other U.S. government agencies and corporations	1,275,066	93,897	7.36%	1,866,999	131,696	7.05%	1,866,540	126,206	6.76%
Obligations of government of Puerto Rico and political subdivisions	47,081	3,554	7.55%	45,636	3,517	7.71%	35,568	2,822	7.93%
Collateralized mortgage obligations and mortgage backed securities	530,931	33,947	6.39%	780,482	47,776	6.12%	612,960	42,078	6.86%
Other	37,515	2,684	7.15%	81,324	5,532	6.80%	79,888	5,657	7.08%
Total investment securities	2,334,597	166,373	7.13%	3,115,206	206,487	6.63%	2,801,663	189,939	6.78%
Loans (net of unearned income)	3,619,573	336,323	9.29%	4,111,060	377,129	9.17%	4,522,601	442,203	9.78%
Total interest earning assets/ interest income	6,096,356	508,827	8.35%	7,355,495	588,715	8.00%	7,441,656	637,388	8.57%
Total non-interest earning assets	329,896			362,697			363,801		
Total assets	$ 6,426,252			$ 7,718,192			$ 7,805,457		
LIABILITIES AND STOCKHOLDERS' EQUITY:									
Interest bearing liabilities									
Savings and NOW accounts	$ 1,410,914	$ 48,724	3.45%	$ 1,491,367	$ 46,611	3.13%	$ 1,440,686	$ 56,640	3.93%
Other time deposits	1,595,996	84,656	5.30%	1,582,284	81,605	5.16%	2,051,311	119,398	5.82%
Borrowings	1,631,534	89,527	5.49%	2,869,967	152,205	5.30%	2,573,586	161,384	6.27%
Term notes	404,996	23,179	5.72%	393,185	22,537	5.73%	421,384	26,897	6.38%
Subordinated notes	70,525	3,988	5.65%	55,853	3,128	5.60%	20,000	1,281	6.41%
Total interest bearing liabilities/ interest expense	5,113,965	250,074	4.89%	6,392,656	306,086	4.79%	6,506,967	365,600	5.62%
Total non-interest bearing liabilities	830,308			791,274			729,004		
Total liabilities	5,944,273			7,183,930			7,235,971		
Stockholders' equity	481,979			534,262			569,486		
Total liabilities and stockholders' equity	$ 6,426,252			$ 7,718,192			$ 7,805,457		
Net interest income		$ 258,753			$ 282,629			$ 271,788	
Cost of funding earning assets			4.11%			4.16%			4.91%
Net interest margin			4.24%			3.84%			3.65%



Santander
BanCorp

Report of Independent Public Accountants

To Santander BanCorp:

We have audited the accompanying consolidated balance sheets of Santander BanCorp and Subsidiaries (a Puerto Rico corporation and a subsidiary of Banco Santander Central Hispano, S.A.) as of December 31, 2000 and 1999, and the related consolidated statements of income, changes in stockholders' equity and other comprehensive income and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Santander BanCorp and Subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.



Arthur Andersen LLP

San Juan, Puerto Rico,
January 8, 2001.

Revenues stamp number 1683188
has been affixed to the original copy
of this report.



Santander
BanCorp

Consolidated Balance Sheets—December 31, 2000 and 1999
(Dollars in thousands, except per share data)

Assets

	2000	1999
Cash and Cash Equivalents:		
Cash and due from banks	$ 199,907	$ 190,435
Interest-bearing deposits	20,247	104,676
Federal funds sold and securities purchased		
under agreements to resell	51,000	20,000
Total cash and cash equivalents	271,154	315,111
Interest-Bearing Deposits	-	200
Investment Securities Available-for-Sale, at market value	1,032,693	1,249,582
Investment Securities Held to Maturity, at cost	1,651,381	1,778,939
Loans, net	4,437,158	4,452,846
Premises and Equipment, net	71,600	82,447
Accrued Interest Receivable	58,329	58,150
Other Assets	120,352	101,075
	$7,642,667	$8,038,350

Liabilities and Stockholders' Equity

	2000	1999
Deposits:		
Demand	$ 889,269	$ 841,719
Savings	1,197,537	1,281,869
Time	2,834,814	1,937,664
Total deposits	4,921,620	4,061,252
Federal Funds Purchased and Other Borrowings	325,000	576,000
Securities Sold under Agreements to Repurchase	1,163,815	1,873,876
Commercial Paper Issued	69,766	413,374
Subordinated Capital Notes	20,000	30,000
Term Notes	434,391	414,001
Accrued Interest Payable	39,232	44,721
Other Liabilities	73,027	78,510
	7,046,851	7,491,734
Contingencies and Commitments (see Notes 16 and 20)		
Stockholders' Equity:		
Preferred stock, $25 par value; 10,000,000 shares authorized,		
2,610,008 issued and outstanding	65,250	65,250
Common stock, $2.50 par value; 200,000,000 shares authorized,		
42,484,870 and 40,949,870 issued and outstanding in 2000, respectively		
and 38,622,651 issued and outstanding in 1999	106,212	96,557
Common stock dividend distributable, 3,862,219 shares (Note 14)	-	9,656
Capital paid in excess of par value	122,457	122,457
Treasury stock — at cost, 1,535,000 shares	(23,251)	-
Accumulated other comprehensive loss, net of taxes	(7,316)	(26,356)
Retained earnings-		
Reserve fund	109,646	101,971
Redemption fund	-	10,000
Undivided profits	222,818	167,081
Total stockholders' equity	595,816	546,616
	$7,642,667	$8,038,350

The accompanying notes are an integral part of these consolidated balance sheets.

Consolidated Statements of Income
For the Years Ended December 31, 2000, 1999 and 1998

(Dollars in thousands, except per share data)

	2000	1999	1998
Interest Income:			
Loans	$434,957	$373,042	$333,113
Investment securities	171,842	181,620	142,576
Interest-bearing deposits	1,716	3,818	4,286
Federal funds sold and securities purchased under agreements to resell	3,530	1,281	1,845
Total interest income	612,045	559,761	481,820
Interest Expense:			
Deposits	176,038	128,216	133,380
Securities sold under agreements to repurchase and other borrowings	188,281	174,742	112,705
Subordinated capital notes	1,281	3,128	3,989
Total interest expense	365,600	306,086	250,074
Net interest income	246,445	253,675	231,746
Provision for Loan Losses	37,000	26,375	28,800
Net interest income after provision for loan losses	209,445	227,300	202,946
Other Income:			
Service charges, fees and other	38,999	33,736	37,759
(Loss) gain on sale of securities	(3,801)	323	2,074
Gain on sale of mortgage servicing rights	1,463	2,978	7,690
Other	19,653	8,294	5,920
Total other income	56,314	45,331	53,443
Other Operating Expenses:			
Salaries and employee benefits	69,744	70,689	70,385
Occupancy costs	15,262	14,911	16,509
Equipment expenses	13,007	12,920	12,986
Other operating expenses	76,710	73,281	66,567
Total other operating expenses	174,723	171,801	166,447
Income before provision for income tax	91,036	100,830	89,942
Provision for Income Tax	14,486	20,361	19,630
Net Income	$ 76,550	$ 80,469	$ 70,312
Net Income Available to Common Shareholders	$ 71,983	$ 75,901	$ 67,761
Basic and Diluted Earnings per Common Share	$ 1.71	$ 1.79	$ 1.61

The accompanying notes are an integral part of these consolidated statements.



Santander
BanCorp

Consolidated Statements of Changes in Stockholders' Equity and Other Comprehensive Income
For the Years Ended December 31, 2000, 1999 and 1998

(Dollars in thousands)

	2000	1999	1998
Preferred Stock:			
Balance at beginning of year	$ 65,250	$ 65,250	$ -
Stock dividend in the form of preferred stock	-	-	65,250
Balance at end of year	65,250	65,250	65,250
Common Stock:			
Balance at beginning of year	96,557	96,557	95,307
Stock dividend distributed	9,655	-	1,250
Balance at end of year	106,212	96,557	96,557
Common Stock Dividend Distributable:			
Balance at beginning of year	9,656	-	-
Common stock dividend distributable, 3,862,219 shares (Note 14)	-	9,656	-
Common stock dividend distributed	(9,656)	-	-
Balance at end of year	-	9,656	-
Capital Paid in Excess of Par Value:			
Balance at beginning of year	122,457	71,282	62,489
Issuance of common stock	-	-	8,793
Stock dividend to be distributed (Note 14)	-	51,175	-
Balance at end of year	122,457	122,457	71,282
Treasury Stock at cost			
Balance at beginning of year	-	-	-
Stock purchased at cost	(23,251)	-	-
Balance at end of year	(23,251)	-	-
Accumulated Other Comprehensive Loss, net of taxes:			
Balance at beginning of year	(26,356)	(2,070)	(488)
Unrealized net gain (loss) on investment securities available-for-sale	19,040	(24,286)	(1,582)
Balance at end of year	(7,316)	(26,356)	(2,070)
Reserve Fund:			
Balance at beginning of year	101,971	93,924	86,893
Transfer from undivided profits	7,675	8,047	7,031
Balance at end of year	109,646	101,971	93,924
Redemption Fund:			
Balance at beginning of year	10,000	39,096	31,563
Transfer (to) from undivided profits	(10,000)	(29,096)	7,533
Balance at end of year	-	10,000	39,096
Undivided Profits:			
Balance at beginning of year	167,081	150,710	240,811
Net income	76,550	80,469	70,312
Transfers	2,325	21,049	(14,564)
Deferred tax benefit amortization	(49)	(2,754)	(3,046)
Common stock cash dividend	(18,522)	(16,994)	(75,002)
Stock dividend in the form of preferred stock	-	-	(65,250)
Preferred stock cash dividend	(4,567)	(4,568)	(2,551)
Stock dividend to be distributed (Note 14)	-	(60,831)	-
Balance at end of year	222,818	167,081	150,710
Total stockholders' equity	$595,816	$546,616	$514,749
Comprehensive Income:			
Net income	$ 76,550	$ 80,469	$ 70,312
Other comprehensive income (loss), net of tax-			
Unrealized net gains (losses) on investment securities available-for-sale	21,289	(24,290)	(1,094)
Reclassification adjustment for realized (losses) gains included in net income	(2,249)	4	(488)
Unrealized net gain (loss) on investment securities available-for-sale, net of taxes	19,040	(24,286)	(1,582)
Comprehensive Income	$ 95,590	$ 56,183	$ 68,730

The accompanying notes are an integral part of these consolidated balance sheets.

Consolidated Statements of Cash Flows
For the Years Ended December 31, 2000, 1999 and 1998

(Dollars in thousands)

	2000	1999	1998
Cash Flows from Operating Activities:			
Net income	$ 76,550	$ 80,469	$ 70,312
Adjustments to reconcile net income to net cash provided by operating activities-			
Depreciation and amortization	23,449	24,302	25,841
Provision for loan losses	37,000	26,375	28,800
Loss (gain) on sale of securities	3,801	(323)	(2,074)
Gain on sale of mortgage servicing rights	(1,463)	(2,978)	(7,690)
Amortization of net discount on securities	(11,219)	(1,920)	(3,297)
Amortization of net discount on loans	(974)	(1,828)	(1,988)
Proceeds from sales of trading securities	45,260	43,562	48,550
Purchases of trading securities	(45,242)	(43,571)	(47,884)
Increase in accrued interest receivable	(179)	(13,053)	(3,156)
(Increase) decrease in other assets	(43,663)	5,469	(25,624)
(Decrease) increase in accrued interest payable	(5,489)	7,184	4,211
(Decrease) increase in other liabilities	(3,997)	(9,988)	11,630
Total adjustments	(2,716)	33,231	27,319
Net cash provided by operating activities	73,834	113,700	97,631
Cash Flows from Investing Activities:			
Decrease (increase) in interest-bearing deposits	200	10,350	(90)
Proceeds from sales of investment securities available-for-sale	338,045	151,653	175,247
Proceeds from maturities of investment securities available-for-sale	761,000	5,000	162,000
Purchases of investment securities available-for-sale	(920,697)	(907,786)	(757,184)
Proceeds from maturities of investment securities held to maturity	179,500	4,579,086	9,477,574
Purchases of investment securities held to maturity	(167,963)	(4,929,127)	(12,575,788)
Repayments of securities and securities called	193,149	971,106	2,514,450
Purchases of mortgage loans	(79,071)	(254,463)	(71,497)
Net decrease (increase) in loans	58,733	(450,060)	(155,382)
Proceeds from sale of mortgage servicing rights	1,463	2,978	23,104
Capital expenditures	(1,899)	(13,950)	(24,010)
Net cash provided by (used in) investing activities	362,460	(835,213)	(1,231,576)
Cash Flows from Financing Activities:			
Net increase in deposits	860,368	338,851	193,059
Net (decrease) increase in federal funds purchased and other borrowings	(251,000)	228,000	19,000
Net (decrease) increase in securities sold under agreements to repurchase	(710,061)	241,651	925,893
(Decrease) Increase in commercial paper issued	(343,608)	124,437	(83,707)
Net increase (decrease) in term notes	20,390	(44,054)	90,107
Payment of subordinated capital notes	(10,000)	(40,525)	-
Repurchase of stock	(23,251)	-	-
Dividends paid	(23,089)	(21,562)	(77,553)
Issuance of common stock	-	-	10,043
Net cash (used in) provided by financing activities	(480,251)	826,798	1,076,842
Net (Decrease) Increase in Cash and Cash Equivalents	(43,957)	105,285	(57,103)
Cash and Cash Equivalents, beginning of year	315,111	209,826	266,929
Cash and Cash Equivalents, end of year	$ 271,154	$ 315,111	$ 209,826

The accompanying notes are an integral part of these consolidated statements.



Santander
BanCorp

Notes to Consolidated Financial Statements
December 31, 2000, 1999 and 1998

1. Summary of Significant Accounting Policies:

The accounting and reporting policies of Santander BanCorp (the Corporation), conform with accounting principles generally accepted in the United States and with general practices within the financial industry. The following is a summary of the most significant policies:

Nature of Operations and Use of Estimates
The Corporation was reorganized on May 2nd, 2000 under the laws of the Commonwealth of Puerto Rico to serve as the bank holding company for Banco Santander Puerto Rico and Subsidiary (the "Bank") and other entities as management deemed appropriate. As a result of this reorganization each of the Bank's outstanding shares of common stock was converted into one share of common stock of the new bank holding company. This reorganization was carried out pursuant to an Agreement and Plan of Merger by and between the Corporation and the Bank. Santander BanCorp is subject to the Federal Bank Holding Company Act and to the regulations, supervision, and examination of the Federal Reserve Board. The reorganization was treated as a tax-free reorganization and the exchange by the Bank's shareholders of their shares of the Bank's common stock for shares of Santander BanCorp's common stock constituted a tax-free exchange for purposes of Puerto Rico income tax laws. The consolidated financial statements reflect the reorganization as if it had occurred for all periods presented.

On September 26, 2000 the Corporation acquired 100% of the common stock of Inversiones y Desarrollos del Caribe, Inc. (INDECA) now doing business as Santander Insurance Agency, for the purpose of establishing an insurance agency. The insurance agency is currently in a start up situation and had no significant operations as of the end of the year. Santander Insurance Agency has been approved by the Commissioner of Insurance of Puerto Rico to operate as an Insurance and General Agent, effective October 10, 2000.

The Corporation also offers banking and mortgage banking services through its subsidiaries.

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation
The consolidated financial statements, include the accounts of the Corporation, Santander Insurance Agency, the Bank and its wholly owned subsidiary, Santander Mortgage Corporation. All significant intercompany balances and transactions have been eliminated in consolidation.

Securities Purchased under Agreements to Resell
The Corporation purchases securities under agreements to resell. The amounts advanced under these agreements represent short-term financing transactions.

Interest Income
In general, interest income on loans and securities is recognized on a basis which produces a constant yield over the term of the loan or security. Accrual of interest income is discontinued when collectibility of the related loan appears doubtful, but in no event is it recognized after three months on delinquent loans, except for credit cards for which interest is not recognized after four months. Once interest accrual has been discontinued, income on nonperforming loans is recognized only to the extent that it is collected.

Loan Origination and Commitment Fees and Related Costs
Loan origination and commitment fees and certain loan origination costs are deferred. These are amortized over the life of the related loans as a yield adjustment.

Trading Account
The Corporation acquires securities for trading and carries its trading account at market. Financial instruments including, to a limited extent, derivatives such as options contracts, are utilized by the Corporation in dealing and other trading activities and are carried at market value. The Corporation classifies as trading those securities that are acquired and held principally for the purpose of selling them in the near term. Realized and unrealized changes in market value are recorded separately in the trading profit or loss account in the period in which the changes occur. Interest revenue and expense arising from trading instruments are included in the income statement as part of net interest income rather than in the trading profit or loss account.

Investment Securities Available-for-Sale
The Corporation has evaluated the conditions under which it might sell its investment securities. As a result, the Corporation decided that some of its investment securities would be potentially available-for-sale in the event that such sales might be necessary either as part of the Corporation's efforts to manage its interest rate risk, or in response to changes in interest rates, prepayment risk or similar economic factors. Investment securities available-for-sale are carried at fair value and unrealized gains and losses on these investments are included in accumulated other comprehensive income (loss) which is a separate component of stockholders' equity. Gains or losses on sales of investment securities available-for-sale are recognized in the income statement when realized and are computed on the basis of specific identification.

Investment Securities Held to Maturity

Investment securities held to maturity are carried at cost, adjusted for premium amortization and discount accretion. The Corporation classifies as investment securities those investments which it has the intent and the ability to hold until maturity.

Derivative Financial Instruments

The Corporation uses derivative financial instruments mostly as hedges of interest rate risk and to secure future cash flows. Until December 31, 2000, gains and losses on these contracts were deferred and were reflected in income when the contracts were settled. Effective January 1, 2001, the Corporation accounts for its derivative instruments following the provisions of Statements of Financial Accounting Standards, No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended. The Corporation engages on a limited basis in derivative financial instruments for trading purposes.

Loans and Allowance for Loan Losses

Loans are stated at the amount of unpaid principal, reduced by unearned finance charges and allowance for loan losses. The Corporation follows a systematic methodology to establish and evaluate the adequacy of the allowance for loan losses to provide for inherent losses in the loan portfolio. This methodology includes the consideration of factors such as economic conditions, portfolio risk characteristics, prior loss experience, results of periodic credit reviews of individual loans and financial accounting standards.

The provision for loan losses charged to current operations is based on an evaluation of the risk characteristics of the loan portfolio and the economic conditions. Loan losses are charged and recoveries are credited to the allowance for loan losses.

The Corporation measures certain impaired loans (except for large groups or smaller-balance homogeneous loans like residential mortgage, credit and consumer installment loans, which are collectively evaluated for impairment) based on the present value of expected future cash flows discounted at the loanís original effective interest rate. As a practical expedient, impairment may be measured based on the loan's observable market price or the fair value of the collateral (if the loan is collateral dependent). When the measure of the impaired loan is less than the recorded amount, the impairment is recorded through the allowance for loan losses. For the three years in the period ended December 31, 2000, the amount of restructured loans was immaterial to the accompanying consolidated financial statements.

Premises and Equipment

Premises and equipment are stated at cost, less accumulated depreciation and amortization which is computed utilizing the straight-line method over the estimated useful lives of the assets which range between three and fifty years. Leasehold improvements are stated at cost and are amortized using the straight-line method over the estimated useful lives of the assets or the term of the lease, whichever is lower. Gains or losses on dispositions are reflected in current operations.

Other Real Estate

Other real estate, normally obtained through foreclosure or other workout situations, is included in other assets and stated at the lower of the outstanding loan balance at the time of acquisition, or the fair market value of the property based on appraisals; any resulting loss is charged to the allowance for loan losses. An appraisal of other real estate properties is made once a year after its acquisition. The difference between the appraised value and the carrying value, if any, is charged to current operations. Gains or losses on disposition of other real estate and related operating income and maintenance expenses are included in current operations.

Intangible Assets

As a result of the acquisition of another commercial bank during prior years, approximately $28,255,000 was assigned to core deposits and the excess amount of $17,310,000 was recorded as an unspecified intangible. Both are included in other assets and are amortized on a straight-line basis over a period of 7 and 15 years, respectively. At December 31, 2000 and 1999, the net balance of core deposits was approximately $10,644,000 and $14,681,000, respectively. The net balance of the unspecified intangible was approximately $11,509,000 and $12,591,000 at December 31, 2000 and 1999, respectively. Management has evaluated such intangible assets for any impairment in value and has determined that such condition is not currently present.

Mortgage Banking

Mortgage loan servicing includes collecting monthly mortgagor payments, forwarding payments and related accounting reports to investors, collecting escrow deposits for the payment of mortgagor property taxes and insurance, and paying taxes and insurance from escrow funds when due. No asset or liability is recorded by the Corporation for mortgages serviced, except for mortgage servicing rights, advances to investors and escrow balances.

The Corporation recognizes as a separate asset the right to service mortgage loans for others whenever those servicing rights are acquired. The Corporation acquires mortgage servicing rights by purchasing or originating loans and selling or securitizing those loans (with the servicing rights retained) and allocates the total cost of the mortgage loans to the mortgage servicing rights and the loans based on their relative fair values. Further, mortgage servicing rights are assessed for impairment based on the fair value of those rights. Mortgage servicing rights are amortized over the estimated life of the related servicing income. Mortgage loan servicing fees, which are based on a percentage of the principal balances of the mortgages serviced, are credited to income as mortgage payments are collected.



Santander
BanCorp

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. At December 31, 2000 and 1999, the unpaid principal balances of mortgage loans serviced for others amounted to approximately $325,210,000 and $12,323,000, respectively. In connection with mortgage servicing activities, the Corporation administered escrow and other custodial funds which amounted to approximately $2,567,000 and $84,000 at December 31, 2000 and 1999, respectively.

Effective November 30, 1998, Santander Mortgage Corporation sold substantially all the rights to service certain portfolios of mortgage loans owned by third parties for approximately $23,267,000. The carrying amount of such servicing rights as of November 30, 1998, was approximately $15,656,000. In connection therewith Santander Mortgage Corporation incurred certain termination and other costs of approximately $2,998,000, including taxes.

Trust Services
In connection with its trust activities, the Corporation administers and is custodian of assets which amounted to approximately $6,162,000,000 and $5,340,000,000 at December 31, 2000 and 1999, respectively. Due to the nature of trust activities, these assets are not included in the Corporation's consolidated balance sheets.

Securities Sold under Agreement to Repurchase
The Corporation sells securities under agreements to repurchase the same or similar securities. Amounts received under these agreements represent short-term financing transactions and the securities underlying the agreements remain in the asset accounts.

Income Taxes
The Corporation uses the asset and liability method for the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Corporation's financial statements or tax returns. Deferred income tax assets and liabilities are determined for differences between financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future. The computation is based on enacted tax laws and rates applicable to periods in which the temporary differences are expected to be recovered or settled. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Earnings Per Common Share
Basic and diluted earnings per common share are computed by dividing net income attributable to common stock, by the weighted average number of common shares outstanding during the year after giving retroactive effect to the 10% stock dividend declared on January 11, 2000 (see Note 14). The Corporation's average number of common shares outstanding used in the computation of earnings per common share was 42,141,000 and 42,485,000 and 41,991,000 at December 31, 2000, 1999 and 1998, respectively. Basic and diluted earnings per share are the same since no stock options or other stock equivalents were outstanding for the three years in the period ended December 31, 2000.

Other Accounting Pronouncements
During 1998, the Financial Accounting Standard Board Issued Statement of Financial Accounting Standards No.133 (SFAS No. 133), "Accounting for Derivative Instruments and Hedging Activities". In addition, during 1999, the Board issued Statement of Financial Accounting Standards No. 137 (SFAS No. 137), "Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133", which delays the effective date of SFAS No. 133 for one year. In addition, during 2000 the Board issued Statement of Financial Accounting Standards No. 138 (SFAS No. 138), "Accounting for Certain Derivative Instruments and Certain Hedging Activities — An Amendment of FASB Statement No. 133", which addressed a limited number of issues causing implementation difficulties for numerous entities that apply SFAS No. 133. SFAS No. 133, as amended establishes accounting and reporting standards for derivative instruments and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a forecasted transaction, or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security, or a foreign-currency-denominated forecasted transaction. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. SFAS No. 133, as amended by SFAS No. 137 and SFAS No. 138, is effective for all fiscal quarters of fiscal years beginning after June 15, 2000, and should not be applied retroactively to financial statements of prior periods. The Corporation applied SFAS No. 133 as amended in January 2001. The transition adjustment amounted to a loss of approximately $8,246,000 net of the effect of the related tax benefit of approximately $5,272,000 reported as a cumulative type adjustment in the statement of income and a loss of approximately $1,507,000 reported net of the effect of the related tax benefit of approximately $964,000 in other comprehensive income. Management expects that by the end of 2001, the net effect of the application of SFAS No. 133 on the Corporationís consolidated financial position and results of operations will be immaterial in amount.

In September 2000, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 140 (SFAS No. 140), "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". This statement replaces SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", revising the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but it carries over most of SFAS No. 125's provisions without reconsideration. This statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001 and for recognition and reclassification of collateral and for disclosure relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. The implementation of the provisions of SFAS No. 140 that were effective for fiscal years ending after December 15, 2000 did not have a significant impact on the Corporation's consolidated financial statements. It is management's opinion that the implementation of all other provisions of SFAS No. 140 for transactions occurring after March 31, 2001 will not have a significant impact on the Corporation's consolidated financial statements.

Statements of Cash Flows

All highly liquid instruments, with a maturity of three months or less, when acquired or generated, are considered cash equivalents.

Supplemental Disclosures of Cash Flow Information:

	2000	1999	1998
	(In thousands)		
Cash paid during the year for-			
Interest	$371,089	$298,902	$245,863
Income taxes	$ 24,670	$ 14,037	$ 15,603

2. Trading Securities:
Proceeds from sales of trading securities during 2000, 1999 and 1998 were approximately $45,260,000, $43,562,000 and $48,550,000, respectively. Gross gains of approximately $19,000, $14,000 and $667,000 were realized during 2000, 1999 and 1998, respectively, and gross losses of approximately $1,000 and $23,000 were realized during 2000 and 1999, respectively. During 2000, 1999 and 1998, the Corporation conducted its trading activities mostly with U.S. Treasury securities. At December 31, 2000 and 1999, the Corporation had no trading securities outstanding.

3. Investment Securities Available-for-Sale:
Investment securities available-for-sale and related contractual maturities as of December 31 are as follows:

	2000				
	Gross Amortized Cost	Gross Unrealized Gains	Unrealized Losses	Market Value	Weighted Average Yield
	(In thousands)				
Treasury and agencies of the United States-					
Within one year	$ 208,744	$ 39	$ 217	$ 208,566	6.22%
After one year but within five years	449,987	-	3,339	446,648	5.64%
After five years but within ten years	164,716	-	3,624	161,092	5.99%
	823,447	39	7,180	816,306	5.86%
Commonwealth of Puerto Rico and its subdivisions-					
Over ten years	5,844	316	-	6,160	6.40%
Mortgage-backed securities-					
Over ten years	215,396	-	5,169	210,227	6.16%
	$1,044,687	$ 355	$ 12,349	$1,032,693	5.92%



Santander
BanCorp

	1999				
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value	Weighted Average Yield
			(In thousands)		
Treasury and agencies of the United States-					
Within one year	$ 291,987	$ -	$ 3,090	$ 288,897	4.50%
After one year but within five years	549,837	-	17,126	532,711	5.59%
After five years but within ten years	181,878	-	7,208	174,670	5.99%
	1,023,702	-	27,424	996,278	5.35%
Mortgage-backed securities-					
Over ten years	269,086	-	15,782	253,304	6.15%
	$1,292,788	$ -	$ 43,206	$ 1,249,582	5.51%

Contractual maturities on certain securities, including mortgage-backed securities could differ from actual maturities since certain issuers have the right to call or prepay these securities.

The weighted average yield on investment securities available-for-sale is based on amortized cost, therefore it does not give effect to changes in fair value.

Proceeds from sales of investment securities available-for-sale were approximately $338,045,000, $151,653,000 and $175,247,000 in 2000, 1999 and 1998, respectively. In 1999 and 1998 gross gains of approximately $293,000 and $1,035,000, respectively, were realized. Gross losses of approximately $3,846,000 were realized in 2000.

4. Investment Securities Held to Maturity:

Investment securities held to maturity and related contractual maturities as of December 31 are as follows:

	2000				
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value	Weighted Average Yield
			(In thousands)		
Treasury and agencies of the United States-					
After one year but within five years	$ 876,237	$ 7	$ 4,892	$ 871,352	5.81%
After five years but within ten years	323,518	-	12,113	311,405	6.07%
	1,199,755	7	17,005	1,182,757	5.88%
Commonwealth of Puerto Rico and its subdivisions-					
After one year but within five years	3,347	13	95	3,265	6.06%
After five years but within ten years	18,072	27	2	18,097	6.99%
Over ten years	6,554	117	1	6,670	6.17%
	27,973	157	98	28,032	6.68%
Mortgage-backed securities-					
Within one year	21	-	-	21	9.24%
After one year but within five years	781	26	-	807	9.49%
After five years but within ten years	30,358	768	2	31,124	8.12%
Over ten years	312,605	1,060	2,726	310,939	7.22%
	343,765	1,854	2,728	342,891	7.30%
Foreign governments-					
After one year but within five years	225	-	-	225	6.97%
After five years but within ten years	25	-	-	25	7.50%
	250	-	-	250	7.03%
Other securities	79,638	-	-	79,638	7.30%
	$ 1,651,381	$ 2,018	$ 19,831	$ 1,633,568	6.26%

	1999				
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value	Weighted Average Yield
			(In thousands)		
Treasury and agencies of the United States-					
Within one year	$ 4,981	$ -	$ 34	$ 4,947	5.02%
After one year but within five years	876,595	-	26,125	850,470	5.81%
After five years but within ten years	353,967	-	11,909	342,058	6.06%
	1,235,543	-	38,068	1,197,475	5.88%
Commonwealth of Puerto Rico and its subdivisions-					
Within one year	6,471	29	-	6,500	6.48%
After one year but within five years	3,462	-	72	3,390	6.04%
After five years but within ten years	19,272	-	612	18,660	7.00%
Over ten years	9,510	-	553	8,957	6.17%
	38,715	29	1,237	37,507	6.62%
Mortgage-backed securities-					
Within one year	4	-	-	4	11.85%
After one year but within five years	1,301	52	-	1,353	9.57%
After five years but within ten years	37,762	980	-	38,742	8.02%
Over ten years	385,726	-	4,215	381,511	7.04%
	424,793	1,032	4,215	421,610	7.14%
Foreign governments-					
After one year but within five years	225	-	-	225	6.97%
After five years but within ten years	25	-	-	25	7.50%
	250	-	-	250	7.03%
Other securities	79,638	-	-	79,638	6.51%
	$ 1,778,939	$ 1,061	$ 43,520	$ 1,736,480	6.23%

Contractual maturities on certain securities, including mortgage-backed securities, could differ from actual maturities since some issuers have the right to call or prepay these securities.

The weighted average yield on investment securities held to maturity is based on amortized cost. Therefore, it does not give effect to changes in fair value.

Proceeds from investment securities held to maturity that were called by the issuer were approximately $4,204,000, $539,656,000 and $2,225,000 in 2000, 1999 and 1998, respectively. Gross gains of approximately $34,000 and $372,000 were realized in 1999 and 1998, respectively. No losses were realized from investment securities called.

5. Investments Pledged:
At December 31, 2000, the Corporation's securities are mostly comprised of debt instruments of which $544,222,000 are pledged to secure deposits of public funds and $1,619,000,000 are pledged as collateral with other financial institutions.



Santander
BanCorp

6. Loans:

The Corporation's loan portfolio at December 31 consists of the following:

	2000	1999
	(In thousands)	
Commercial and industrial	$ 2,374,824	$ 2,294,898
Consumer	796,148	895,886
Construction	399,232	357,844
Mortgage	936,192	989,232
	4,506,396	4,537,860
Unearned income	(17,712)	(28,814)
Allowance for loan losses	(51,526)	(56,200)
	$ 4,437,158	$ 4,452,846

At December 31, the recorded investment in loans that were considered impaired is as follows:

	2000	1999
	(In thousands)	
Impaired loans with related allowance	$ 31,519	$ -
Impaired loans that did not require allowance	1,481	8,954
Total impaired loans	$ 33,000	$ 8,954
Allowance for impaired loans	$ 1,338	$ -
Impaired loans measured based on value of collateral	$ 33,000	$ 8,954
Impaired loans measured based on discounted cash flows	$ -	$ -
Interest income recognized on impaired loans	$ 99	$ 55

The average balance of impaired loans during the years 2000 and 1999 approximated the outstanding balances as of year-end.

The following schedule reflects the approximate outstanding principal amount and the effect on earnings of nonperforming loans.

	2000	1999	1998
	(In thousands)		
Principal balance as of December 31	$ 68,110	$ 44,100	$ 43,420
Interest income which would have been recorded had the loans not been classified as nonperforming	$ 2,276	$ 1,136	$ 1,493

7. Allowance for Loan Losses:

Changes in the allowance for loan losses are summarized as follows:

	2000	1999	1998
	(In thousands)		
Balance, January 1	$ 56,200	$ 53,457	$ 53,426
Provision for loan losses	37,000	26,375	28,800
Charge-offs	(53,967)	(42,806)	(42,876)
Recoveries	12,293	19,174	14,107
Balance, December 31	$ 51,526	$ 56,200	$ 53,457

8. Premises and Equipment:

The Corporation's premises and equipment at December 31 are as follows:

	2000	1999
	(In thousands)	
Land	$ 7,374	$ 10,199
Buildings	50,284	51,280
Equipment	63,056	70,563
Leasehold improvements	22,406	22,394
	143,120	154,436
Accumulated depreciation and amortization	(71,520)	(71,989)
	$ 71,600	$ 82,447

9. Other Assets:

Other assets at December 31 consist of the following:

	2000	1999
	(In thousands)	
Deferred tax assets, net	$ -	$ 7,765
Core deposits intangible	11,487	16,120
Mortgage servicing rights	6,607	1,170
Accounts receivable	19,008	17,467
Other real estate	2,345	1,203
Other repossessed assets	7,999	6,756
Prepaid expenses	29,739	27,045
Customers' liabilities on acceptances	3,097	4,584
Premium on interest rate caps held	14,791	3,544
Excess amount over cost of tangible and identified intangible assets acquired and liabilities assumed	11,749	12,949
Other	13,530	2,472
	$ 120,352	$ 101,075

10. Savings and Time Deposits:

At December 31, 2000 and 1999, time deposits, including certificates of deposit in denominations of $100,000 or more, amounted to approximately $2,454,798,000 and $1,667,814,000, respectively, of which approximately $212,987,000 and $318,658,000, respectively, mature after one year.

The detail of interest expense on savings and time deposits is as follows:

	2000	1999	1998
	(In thousands)		
Savings deposits	$ 50,157	$ 46,604	$ 48,717
Time deposits-			
Deposits of $100,000 and over	104,431	67,771	70,094
Deposits under $100,000	21,450	13,841	14,569
	$ 176,038	$ 128,216	$ 133,380



Santander
BanCorp

11. Short-Term Borrowings:
Following is a summary of short-term borrowings:

	December 31, 2000		
	Federal Funds Purchased and Other Borrowings	Securities Sold Under Agreements to Repurchase	Commercial Paper Issued
	(In thousands)		
Amount outstanding at year-end	$ 325,000	$ 1,163,815	$ 69,766
Average indebtedness outstanding during the year	$ 512,549	$ 1,340,254	$ 720,750
Maximum amount outstanding during the year	$ 1,039,900	$ 1,873,876	$ 945,000
Average interest rate for the year	6.37%	6.05%	6.61%
Average interest rate at year-end	6.73%	6.00%	6.71%

	December 31, 1999		
	Federal Funds Purchased and Other Borrowings	Securities Sold Under Agreements to Repurchase	Commercial Paper Issued
	(In thousands)		
Amount outstanding at year-end	$ 576,000	$ 1,873,876	$ 413,374
Average indebtedness outstanding during the year	$ 716,643	$ 1,596,586	$ 556,675
Maximum amount outstanding during the year	$ 925,000	$ 1,888,166	$ 855,000
Average interest rate for the year	5.20%	5.29%	5.37%
Average interest rate at year-end	6.04%	5.55%	6.18%

Federal funds purchased and other borrowings, securities sold under agreements to repurchase and commercial paper issued mature as follows:

	December 31	
	2000	1999
	(In thousands)	
Federal funds purchased and other borrowings:		
Within thirty days	$ 65,000	$ 51,000
After thirty to ninety days	60,000	475,000
Over ninety days	200,000	50,000
	$ 325,000	$ 576,000
Securities sold under agreements to repurchase:		
Within thirty days	$ 663,809	$ 1,190,003
After thirty to ninety days	-	233,867
Over ninety days	500,006	450,006
	$ 1,163,815	$ 1,873,876
Commercial paper issued:		
Within thirty days	$ 69,766	$ 214,612
After thirty to ninety days	-	198,762
	$ 69,766	$ 413,374

The following securities were sold under agreements to repurchase:

| | December 31, 2000 | | | |
Underlying Securities	Book Value of Underlying Securities	Market Value Balance of Borrowings	Weighted of Underlying Securities	Average Interest Rate
	(In thousands)			
Obligations of US government agencies and corporations	$ 1,090,541	$ 1,044,888	$ 1,085,175	5.79%
Mortgage-backed securities	109,102	118,927	109,201	6.48%
	$ 1,199,643	$ 1,163,815	$ 1,194,376	5.86%

| | December 31, 1999 | | | |
Underlying Securities	Book Value of Underlying Securities	Balance of Borrowings	Market Value of Underlying Securities	Weighted Average Interest Rate
	(In thousands)			
Obligations of US government agencies and corporations	$ 1,640,202	$ 1,547,459	$ 1,586,347	5.80%
Mortgage-backed securities	315,442	326,417	302,814	6.50%
	$ 1,955,644	$ 1,873,876	$ 1,889,161	5.90%

12. Subordinated Capital Notes and Term Notes:

Subordinated Capital Notes

Subordinated capital notes at December 31 consisted of the following:

	2000	1999
	(In thousands)	
Subordinated capital notes issued by a former affiliate on January 22, 1992, and assumed by the Corporation- Floating rate notes with interest payable at 100% of LIBID rate with 4.50% floor maturing April 22, 2002	$ 20,000	$ 20,000
Subordinated capital notes issued by another commercial bank and assumed by the Corporation through acquisition- 6.25% Fixed Rate Notes Series A matured January 1, 2000	-	10,000
	$ 20,000	$ 30,000

The LIBID rate was 6.6250% and 6.0000% at December 31, 2000 and 1999, respectively.

The subordinated capital notes are subject to redemption, at par, at the option of the Corporation, in whole, but not in part, within 180 days after the occurrence of an adverse tax law change, as defined, if the holder elects to adjust the interest rate of the subordinated capital notes. The Corporation would be required to seek regulatory approval prior to such redemption.

The notes issued by the acquired commercial bank were guaranteed by a separate irrevocable transferable standby letter of credit issued by the acquired commercial bank's former parent company. In the event of insolvency, the balance of the redemption fund will be subordinated to the claims of creditors.



Santander
BanCorp

Term Notes

Term notes payable outstanding at December 31, consisted of the following:

	2000	1999
	(In thousands)	
Term notes 1994 Series maturing August 8, 2004 at 6.82%	$ 50,000	$ 50,000
Term notes 1995 Series maturing July 1, 2003-		
Fixed rate of 6.89%	65,000	65,000
Floating rate notes at 100% of 3 month LIBID	35,000	35,000
	100,000	100,000
Promissory note matured July 18, 2000 at 6.37%	-	5,000
Term notes 1996 Series maturing in 2001-		
Floating rate notes at 92% of LIBID	100,000	100,000
Floating rate notes at 96% of 3 month LIBID	25,000	25,000
	125,000	125,000
Term notes 1998 Series with floating rate at 85% of 3 month LIBID-		
Maturing June 12, 2003	40,000	40,000
Maturing October 8, 2003	21,600	21,600
	61,600	61,600
Loan from Puerto Rico Industrial, Tourist, Educational, Medical and Environmental Control Facilities Financing Authority (the "AFICA Loan") with 6.20% fixed interest maturing June 1, 2018	50,000	50,000
Loan from Puerto Rico Industrial, Tourist, Educational, Medical and Environmental Control Facilities Financing Authority (the "AFICA Loan") with 6.50% fixed interest maturing December 1, 2019	25,000	25,000
Loan from Puerto Rico Industrial, Tourist, Educational, Medical and Environmental Control Facilities Financing Authority (the "AFICA Loan") with 6.80% fixed interest maturing December 1, 2020	26,000	-
	101,000	75,000
	437,600	416,600
Less- Discount	(3,209)	(2,599)
	$ 434,391	$ 414,001

The term notes issued contain certain general restrictions related to financial ratios, among others.

The LIBID rate was 6.6250% and 6.0000% at December 31, 2000 and 1999, respectively.

In the event that interest on the subordinated capital notes and term notes held by a corporation qualifying under Section 936 of the U.S. Internal Revenue Code (936 Corporation) becomes subject to federal income tax solely by reason of the Corporation's failure to cause the interest on the subordinated capital notes and term notes to constitute income from Puerto Rico sources (other than by reason of an event beyond the control of the Corporation, including an adverse tax law change, as defined, or any act or failure to act on the part of such holder of the subordinated capital notes and term notes), then the Corporation will make indemnity payments to such 936 Corporation in the amount necessary for such corporations to receive the stated rate of interest on the subordinated capital notes and term notes, net of federal income tax liability.

On June 4, 1998, Puerto Rico Industrial, Tourist, Educational, Medical and Environmental Control Facilities Financing Authority (AFICA) issued its $50,000,000 Revenue Bonds, Series A (AFICA — Santander Loan Program), which proceeds were lent by AFICA to the Corporation pursuant to a loan agreement, to fund a loan program to eligible borrowers established by the Corporation. On November 10, 1999, AFICA issued its $25,000,000 Revenue Bonds, Series B (AFICA- Santander Loan Program), which proceeds were lent by AFICA to the Corporation pursuant to a loan agreement to fund a loan program to eligible borrowers established by the Corporation. On September 1, 2000, AFICA issued its $26,000,000 Revenue Bonds, Series C (AFICA-Santander Loan Program) which proceeds were lent by AFICA to the Corporation pursuant to a loan agreement to fund a loan program to eligible borrowers established by the Corporation.

Maturities of subordinated capital notes and term notes for the next five years and thereafter follow:

Year	Amount
	(In thousands)
2001	$ 125,000
2002	20,000
2003	161,600
2004	50,000
2005	-
Thereafter	101,000
	457,600
Less- Discount	(3,209)
	$ 454,391

13. Reserve Fund:
The Banking Law of Puerto Rico requires that a reserve fund be created and that annual transfers of at least 10% of annual net income be made, until such fund equals 10% of total paid-in capital, on common and preferred stock. Such transfers, restrict the retained earnings which would otherwise be available for dividends.

14. Preferred Stock and Common Stock Transactions:

Preferred Stock
The Corporation has 10,000,000 shares of authorized preferred stock with a par value of $25, of which 2,610,008 were issued and outstanding at December 31, 2000 and 1999. The terms of the Series A Preferred Stock do not permit the payment of cash dividends on Common Stock if dividends on the Series A Preferred Stock are in arrears. The holders of the Series A Preferred Stock are entitled to receive noncumulative cash dividends when, as and if declared by the Board of Directors, out of the assets of the Corporation legally available therefor, at an annual rate of $1.75 per share of Series A Preferred Stock. The earnings per share computation excludes the dividends paid on preferred stock. On June 29, 1998, the Corporation paid a 7.125% cash dividend to the holders of the Series A Preferred Stock, which amounted to approximately $267,000. Thereafter, the Corporation has continued to pay dividends on preferred stock at the rate of 7% annually.

The Series A Preferred Stock is not redeemable prior to July 1, 2003. On or after that date, the shares of Series A Preferred Stock will be redeemable in whole or in part from time to time at the option of the Corporation at the redemption prices set forth herein, subject to prior approval of the Federal Deposit Insurance Corporation and the Commissioner of Financial Institutions of Puerto Rico, plus accrued and unpaid dividends for the then current monthly dividend period to the date fixed for redemption.

Common Stock
On February 10, 1998, the Corporation declared and paid a cash dividend of $1.97 per share on common stock (on a post-split basis) for a total of $75,000,000. During 1999 and 2000 the Corporation declared and paid quarterly cash dividends of $0.11 per share.

On April 7, 1998 the Corporation authorized a two-for-one stock split. All per share data included herein has been adjusted to reflect the stock split.

On May 2nd, 2000, the Bank underwent a corporate reorganization wherein Santander BanCorp was incorporated. As a result, shareholders of Banco Santander Puerto Rico became shareholders of Santander BanCorp and Banco Santander Puerto Rico became a wholly owned subsidiary of Santander BanCorp in a tax-free exchange for purposes of Puerto Rico income tax laws.

The Corporation adopted and implemented a Stock Repurchase Program in May 2000. Under the Stock Repurchase Program the Corporation acquired 3% of its outstanding common shares. On December 9, 2000 the Corporation started its second Stock Repurchase Program, under which it plans to acquire 3% of its outstanding common shares. As of December 31, 2000, 1,535,000 shares amounting to $23,251,000, had been repurchased under both plans.

The Corporation started a Dividend Reinvestment and Cash Purchase Plan in May 2000 under which holders of common stock have the opportunity to automatically invest cash dividends to purchase more shares of the Corporation. Shareholders may also make, as frequently as once a month, optional cash payments for investment in additional shares of common stock.

The Corporation has 200,000,000 shares of authorized common stock with par value of $2.50. At December 31, 2000 the Corporation had 42,484,870 shares issued and 1,535,000 shares held in treasury. At December 31, 1999, the Corporation had 38,622,651 common shares issued and outstanding and 3,862,219 shares distributable due to a 10% stock dividend declared on January 11, 2000 to share holders of record as of January 31, 2000. The common stock dividend was distributed on February 22, 2000. Cash was paid in lieu of fractional shares. The earnings per share computations for all periods presented in the accompanying financial statements have been restated to reflect the stock dividend.



The earnings per share computations for 1999 and 1998 presented in the accompanying financial statements were restated to reflect the stock dividend, as follows:

	1999	1998
(Dollars and number of shares in thousands, except earnings per common share data)		
Net income available to common shareholders	$ 75,901	$ 67,761
Average number of common shares Outstanding prior to stock dividend	38,623	38,174
Common stock dividend	3,862	3,817
Restated average number of common shares	42,485	41,991
Basic and diluted earnings per common share	$1.79	$1.61

15. Income Tax:

The Corporation is subject to regular or the alternative minimum tax, whichever is higher. The effective tax rate is lower than the statutory rate primarily because interest income on certain U.S. and Puerto Rico securities is exempt from Puerto Rico income taxes.

The Corporation is also subject to federal income tax on its United States (U.S.) source income. However, the Corporation had no taxable U.S. income for each of the three years in the period ended December 31, 2000. The Corporation is not subject to federal income tax on U.S. Treasury securities that qualify as portfolio interest, nor to the branch profit tax and the branch level tax.

The components of income tax provision for the years ended December 31, are as follows:

	2000	1999	1998
	(In thousands)		
Current tax provision	$ 16,236	$ 20,703	$ 17,604
Deferred tax provision (benefit)	(1,750)	(342)	2,026
Total income tax provision	$ 14,486	$ 20,361	$ 19,630

The difference between the income tax provision and the amount computed using the statutory rate is due to the following:

	2000		1999		1998	
	Amount	Rate	Amount	Rate	Amount	Rate
	(In thousands)					
Income tax at statutory rate	$ 35,504	39%	$ 39,324	39%	$ 35,077	39%
Benefits of net tax exempt interest income	(15,602)	(17)	(17,803)	(18)	(16,543)	(18)
Disallowance of certain expenses and other items	(5,416)	(6)	(1,160)	(1)	1,096	1
	$ 14,486	16%	$ 20,361	20%	$ 19,630	22%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Corporation's deferred tax assets and liabilities at December 31, were as follows:

	2000	1999
	(In thousands)	
Deferred Tax Assets-		
Difference between assigned values and tax bases of net assets acquired from affiliate	$ 224	$ 273
Allowance for loan losses	17	156
Deferred loan fees	479	1,198
Tax effect of unrealized gains and losses on securities available-for-sale	4,678	16,850
Other temporary differences	901	806
	6,299	19,283
Deferred Tax Liabilities-		
Difference between assigned values and tax bases of net assets acquired by an affiliate in a purchase business combination	99	246
Difference in accounting treatment of certain loan origination activities	3,205	3,188
Allowance for loan losses	5,935	8,084
	9,239	11,518
Net deferred tax (liability) asset	$ (2,940)	$ 7,765

Under the Puerto Rico Income Tax Law, the Corporation and its subsidiaries are treated as separate taxable entities and are not entitled to file consolidated tax returns.

16. Contingencies and Commitments:

Pursuant to the Purchase and Sale Agreement (the "Agreement") dated March 6, 1996 between Banco Santander, S.A. (BSSA) and Banco Central Hispanoamericano, S.A. (BCH), the Corporation's Parent Company, BSSA, acquired 99.25% of the common stock of Banco Central Hispano Puerto Rico (BCHPR). Shortly, thereafter, the Corporation acquired substantially all the assets and assumed substantially all the liabilities of BCHPR. Under the Agreement and other related agreements, the Corporation is indemnified by BCH against any losses, damages or claims suffered by the Corporation or its subsidiaries resulting from the activities conducted by BCHPR in Puerto Rico prior to August 20, 1996, which were not adequately reflected in the December 31, 1995 audited financial statements and January 31, 1996 unaudited financial statements. This indemnity is limited in time to those claims filed before August 20, 1998, with the exception of tax and labor claims, which are only limited by the applicable statutes of limitations corresponding to such claims. In April 1999, BSSA and BCH merged their worldwide operations. The Parent as successor to BCH agreed to indemnify the Corporation under the same terms as the previous indemnity under the Agreement.

The Corporation is involved as plaintiff or defendant in a variety of routine litigation incidental to the normal course of business. Management believes, based on the opinion of legal counsel, that it has adequate defense or insurance protection with respect of such litigation and that any losses therefrom, whether or not insured, would not have a material adverse effect on the consolidated results of operations or consolidated financial position of the Corporation.

The Corporation leases certain operating facilities under noncancelable operating leases, including leases with related parties, and has other agreements expiring at various dates through 2023. Expenses charged to operations related to leases and other agreements were approximately $24,607,000, $22,565,000, and $22,518,000 for 2000, 1999 and 1998, respectively. At December 31, 2000, the minimum unexpired commitments follow:

Year	Amount
	(In thousands)
2001	$ 14,856
2002	12,940
2003	12,425
2004	7,176
2005	3,033
Thereafter	16,900
	$ 67,330



Santander
BanCorp

17. Pension Plan:

Substantially all eligible employees of the Corporation and its subsidiaries are covered by a noncontributory defined benefit pension plan.

The Corporation's policy is to contribute to the plan normal costs which are charged to operations. However, in no event may contributions exceed the maximum or minimum limits prescribed by ERISA and the Puerto Rico Income Tax Act.

The following presents the funded status of the Corporation's defined benefit pension plan at December 31, 2000 and 1999, based on certain assumptions:

	2000	1999
	(In thousands)	
Change in projected benefit obligation-		
Projected benefit obligation at beginning of year	$ 19,232	$ 20,038
Service cost benefits earned during the year	1,033	1,212
Interest cost on projected benefit obligation	1,329	1,257
Actuarial gain	(2,139)	(2,760)
Benefit distributions	(476)	(515)
Projected benefit obligation at end of year	18,979	19,232
Change in plan assets-		
Fair value of plan assets at beginning of year	23,632	20,503
Actual return on plan assets	1,733	2,601
Employer contributions	-	1,043
Benefit distributions	(476)	(515)
Fair value of plan assets at end of year	24,889	23,632
Funded status	5,910	4,400
Unrecognized net actuarial gain	(612)	1,310
Unrecognized prior service cost	(1,228)	(1,276)
Unrecognized transition amount	57	142
Prepaid pension benefit	$ 4,127	$ 4,576

For the three years ended December 31, the pension costs for the Corporation included the following components:

	2000	1999	1998
	(In thousands)		
Service cost-benefits earned during the year	$ 1,033	$ 1,212	$ 1,361
Interest cost on projected benefit obligation	1,329	1,257	1,181
Expected return on assets	(1,950)	(1,921)	(1,606)
Net amortization	36	36	120
Net periodic pension cost	$ 448	$ 584	$ 1,056

Assumptions used for the Corporation's defined benefit plan as of December 31 included:

	2000	1999	1998
Discount rate, as defined for determining estimated obligations and interest cost	8.00%	7.50%	6.75%
Expected aggregate average long-term change in compensation	5.00%	5.75%	5.75%
Expected long-term return on assets	8.50%	8.50%	8.50%

In connection with the acquisition of BCHPR, the Bank became the administrator of the acquired financial institution's noncontributory defined benefit pension plan. It is management's intention to keep this pension plan in a frozen status. Active participants of BCHPR's pension plan who became employees of the Bank were included in the Bank's pension plan effective January 1, 1997. Beneficiaries of BCHPR's plan are receiving benefits from this plan.

The following presents the funded status of BCHPR's defined benefit pension plan at November 30, 2000 and 1999, based on certain assumptions:

	2000	1999
	(In thousands)	
Change in projected benefit obligation-		
Projected benefit obligation at beginning of year	$ 23,184	$ 24,510
Interest cost on projected benefit obligation	1,852	1,676
Actuarial gain	515	(2,121)
Benefit distributions	(556)	(881)
	24,995	23,184
Change in plan assets-		
Fair value of plan assets at beginning of year	28,424	27,199
Actual gain (loss) return on plan assets	(575)	2,106
Benefit distributions	(556)	(881)
Fair value of plan assets at end of year	27,293	28,424
Funded status	2,298	5,240
Unrecognized net actuarial (gain) loss	1,764	(1,710)
Prepaid pension benefit	$ 4,062	$ 3,530

For the three years ended November 30, the pension costs for BCHPR's plan included the following components. Effective November 30, 1996, the benefits were frozen in this plan.

	2000	1999	1998
	(In thousands)		
Interest cost on projected benefit obligation	$ 1,852	$ 1,676	$ 1,543
Expected return on assets	(2,383)	(2,408)	(2,212)
Net periodic pension income	$ (531)	$ (732)	$ (669)

Assumptions used for BCHPRís defined benefit plan as of November 30 included:

	2000	1999	1998
Discount rate, as defined for determining estimated obligations and interest cost	8.00%	7.50%	6.75%
Expected aggregate average long-term change in compensation	-	-	-
Expected long-term return on assets	8.50%	9.00%	9.00%

During 2000, the Bank decided to combine Santander Mortgage Corporation's Employee's Pension Plan with that of the Bank, subject to regulatory approval. Separate disclosure of Santander Mortgage Corporation Employees' pension plan's funded status, pension cost components and major assumptions for the years ended December 31, 2000, 1999, and 1998 have not been provided since amounts are immaterial to the Corporation's consolidated financial statements. The effect of this combination of the plans would result in the following funded status for the combined plan as of December 31, 2000:

Projected Benefit Obligation at end of year	$ 19,959
Fair value of plan assets at end of year	26,492
Funded status	6,533
Unrecognized net actuarial gain	671
Unrecognized prior service cost	(1,475)
Unrecognized transition amount	28
Prepaid pension benefit	$ 5,757

Assumptions used for combined defined benefit plans of the Bank and its subsidiary as of December 31, 2000 included:

Discount rate, as defined for determining estimated obligations and interest cost	8.00%
Expected aggregate average long-term change in compensation	5.00%
Expected long-term return on assets	8.50%



18. Related Party Transactions:
At December 31, 2000 and 1999, the Corporation had approximately $1,054,000 and $1,150,000, respectively, of interest-bearing deposits at related banks. The Corporation holds deposits from related parties, which at December 31, 2000 and 1999, were approximately $517,012,000 and $218,289,000, respectively. In the normal course of business, directors, officers, employees, organizations and individuals associated with these, engage in business transactions with the Corporation. At December 31, 2000 and 1999, the aggregate outstanding loans to directors, officers, employees and related parties (all of which are substantially on the same terms and credit risks as loans to third parties) are approximately $15,650,000 and $32,579,000, respectively.

19. Derivative Financial Instruments:
The operations of the Corporation are subject to the risk of interest rate fluctuations to the extent that interest-earning assets (including securities) and interest-bearing liabilities mature or reprice at different times or in differing amounts. Risk management activities are aimed at optimizing net interest income, given levels of interest rate risk consistent with the Corporation's business strategies. The Corporation has only limited involvement with derivative financial instruments and uses them mostly for hedging purposes.

Asset-liability risk management activities are conducted in the context of the Corporation's liability sensitivity to interest rate changes. This liability sensitivity arises due to interest-bearing liabilities repricing more frequently than interest-bearing assets. This means that if interest rates are declining, margins will improve as liabilities reprice downward more quickly than assets. The opposite applies when rates are rising.

To achieve its risk management objectives, the Corporation uses a combination of derivative financial instruments, including interest rate swaps and caps. As of December 31, 2000, the Corporation had outstanding interest-rate swap agreements, summarized as follows:

	Notional Amount	Maturity Date	Weighted Average Rate Pay	Weighted Average Rate Receive
	(In thousands)			
Pay fixed	$ 35,000	2001	6.20%	6.76%
	104,481	2005	6.94%	6.76%
Pay variable	20,000	2008	6.61%	6.25%
	30,000	2009	6.60%	6.75%
	20,000	2014	6.57%	7.03%
	$ 209,481		6.70%	6.73%
	========		=====	=====

The Corporation's principal objective in holding interest-rate swap agreements is the management of interest rate risk. The Corporation is exposed to credit losses in the event of nonperformance by the other party to the interest rate swap agreements. However, based on the periodic assessment of counter parties, credit worthiness, the Corporation does not anticipate nonperformance by the counter parties. The variable rates are based on 85% to 100% of the three-month LIBOR. The resulting income or expense is recorded as other operating income or expense in the period in which they accrue.

The Corporation's principal objective in holding interest rate caps is the management of interest rate risk and to secure future cash flows. As of December 31, 2000, the Corporation had outstanding interest rate caps with a notional value of $1,250,000,000 maturing through the year 2002. The caps are at a level of 5.25%, 5.75% and 6.50% against the one-month LIBOR. The premium paid on these transactions was approximately $27,746,000 and is being amortized on a monthly basis over the life of the caps. At December 31, 2000, the balance of this premium was approximately $14,791,000 and it is included as part of other assets in the accompanying consolidated balance sheets.

20. Financial Instruments with Off-Balance Sheet Risk:
In the normal course of business, the Corporation is a party to transactions of financial instruments with off-balance sheet risk to meet the financing needs of its customers. These financial instruments may include commitments to extend credit, standby letters of credit, financial guarantees and interest rate caps and floors written. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized on the balance sheet. The contract or notional amounts of those instruments reflect the extent of involvement the Corporation has in particular classes of financial instruments.

The Corporation's exposure to credit loss, in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit and financial guarantees written, is represented by the contractual notional amount of those instruments.

The Corporation uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

	Contract or Notional Amount
	(In thousands)
At December 31, 2000, financial instruments whose contract amounts represent credit risk-	
Standby letters of credit and financial guarantees written	$ 98,350
	========
Commitments to extend credit, approved loans not yet disbursed and unused lines of credit	$1,275,026
	========

Standby letters of credit and financial guarantees written are conditional commitments issued by the Corporation to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support private borrowing arrangements, including commercial paper, bond financing, and similar transactions. Short-term guarantees do not extend over a year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Corporation evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Corporation upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, income-producing commercial properties and real estate. The Corporation holds collateral as guarantee for most of these financial instruments.

21. Fair Value of Financial Instruments:
The following methods and assumptions were used to estimate the fair value of each class of financial instrument. The fair value estimates are made at a discrete point in time based on relevant market information and information about the financial instrument. Because no market exists for a significant portion of the Corporation's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

In addition, the fair value estimates are based on existing on- and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. In addition, as described for investments and mortgage-backed securities, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in many of the estimates.

Cash and Cash Equivalents and Interest-Bearing Deposits
The carrying amount of cash and cash equivalents and interest-bearing accounts is a reasonable estimate of fair value.

Investment Securities Available-for-Sale and Investment Securities Held to Maturity
The fair value of securities is estimated based on bid prices published in financial newspapers or bid quotations received from securities dealers. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans
Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as commercial, consumer, mortgage, construction and other loans. Each loan category is further segmented into fixed and adjustable interest rate terms and by performing and nonperforming.

The fair value of performing loans, except residential mortgages, is calculated by discounting scheduled cash flows at market discount rates that reflect the credit and interest rate risk inherent in the loan. For performing residential mortgage loans, fair value is computed by discounting contractual cash flows adjusted for prepayment estimates using a discount rate based on secondary market sources adjusted to reflect differences in servicing costs.

Fair value for significant nonperforming loans and loans with payments in arrears is based on recent internal or external appraisals. If appraisals are not available, estimated cash flows are discounted using a rate commensurate with the risk associated with the estimated cash flows. Assumptions regarding credit risks, cash flows, and discount rates are judgmentally determined using available market information and specific borrower information.



Santander
BanCorp

Accrued Interest Receivable
The carrying amount of accrued interest receivable is a reasonable estimate of its fair value.

Deposits
The fair value of deposits with no stated maturity, such as demand deposits, savings and NOW accounts, money market and checking accounts is equal to the amount payable on demand as of December 31, 2000 and 1999, respectively. The fair value of fixed maturity certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

Federal Funds Purchased and Other Borrowings
The carrying amount of federal funds purchased and other borrowings is a reasonable estimate of fair value.

Securities Sold under Agreement to Repurchase
The carrying amount of securities sold under agreement to repurchase is a reasonable estimate of fair value.

Commercial Paper Issued
The fair value of commercial paper issued is based on discounted cash flows using an estimated discount rate based on the Corporation's incremental borrowing rates currently offered for similar debt instruments.

Subordinated Capital Notes and Term Notes
The fair value of variable rate subordinated capital notes and fluctuating annual rate term notes is equal to the balance as of December 31, 2000 and 1999, since such notes are tied to floating rates. The fair value of the fixed annual rate term notes is based on discounted cash flows, which consider an estimated discount rate currently offered for certain borrowings.

Accrued Interest Payable
The carrying amount of accrued interest payable is a reasonable estimate of fair value.

Standby Letters of Credit and Commitments to Extend Credit
The fair value of commitments to extend credit and guarantees and letters of credit is estimated considering these commitments as loan equivalents. Fair values are estimated for commitments to extend credit with similar financial characteristics. Commitments to extend credit are segregated by type such as commercial, construction and other loans. Each commitment category is further segmented into fixed and adjustable interest rate terms.

The fair value of commitments to extend credit and guarantees and letters of credit is calculated by discounting scheduled cash flows at market discount rates that reflect the credit and interest rate risk inherent in the commitments to extend credit guarantees and letters of credit. Assumptions regarding credit risks, cash flows, and discount rates are judgmentally determined using available market information and specific borrower information.

Interest Rate Swap Agreements and Caps
The fair value of commitments is estimated using the prices currently charged to enter into similar agreements, taking into consideration the remaining terms of the agreements.

Following are the cost and fair value of financial instruments as of December 31:

		2000			**1999**	
		Carrying			Carrying	
		Amount	Fair Value		Amount	Fair Value
		(Dollars in thousands)				
Consolidated balance sheet financial instruments-						
Cash and cash equivalents	$	271,154	$ 271,154	$	315,111	$ 315,111
Interest-bearing deposits	$	-	$ -	$	200	$ 200
Investment securities available-for-sale	$	1,032,693	$ 1,032,693	$	1,249,582	$ 1,249,582
Investment securities held to maturity	$	1,651,381	$ 1,633,568	$	1,778,939	$ 1,736,480
Loans	$	4,437,158	$ 4,549,404	$	4,452,846	$ 4,511,338
Accrued interest receivable	$	58,329	$ 58,329	$	58,150	$ 58,150
Deposits-						
Demand	$	889,269	$ 889,269	$	841,719	$ 841,719
Savings		1,197,537	1,197,537		1,281,869	1,281,869
Time		2,834,814	2,856,585		1,937,664	1,948,447
Total	$	4,921,620	$ 4,943,391	$	4,061,252	$ 4,072,035
Federal funds purchased and other borrowings	$	325,000	$ 325,000	$	576,000	$ 576,000
Securities sold under agreements to repurchase	$	1,163,815	$ 1,163,815	$	1,873,876	$ 1,873,876
Commercial paper issued	$	69,766	$ 70,022	$	413,374	$ 418,383
Subordinated capital and term notes	$	454,391	$ 468,813	$	444,001	$ 443,993
Accrued interest payable	$	39,232	$ 39,232	$	44,721	$ 44,721

		2000			**1999**	
		Contract or Notional Amount	Fair Value		Contract or Notional Amount	Fair Value
		(Dollars in thousands)				
Off-balance sheet financial instruments-						
Standby letters of credit	$	98,350	$ 98,350	$	134,096	$ 134,096
Commitments to extend credit	$	1,275,026	$ 1,275,026	$	1,120,501	$ 1,120,501
Interest rate swap agreements	$	209,481	$ (416)	$	105,000	$ (1,216)
Interest rate cap agreements	$	1,250,000	$ 2,954	$	700,000	$ 6,068

22. Significant Group Concentrations of Credit Risk:

Most of the Corporation's business activities are with customers located within Puerto Rico. The Corporation has a diversified loan portfolio with no significant concentration in any economic sector.

23. Regulatory Matters:

The Corporation is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Corporation's consolidated financial statements. The regulations require the Corporation to meet specific capital guidelines that involve quantitative measures of the Corporation's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Corporation's capital classification is also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation to maintain minimum amounts and ratios, as indicated below, of Total and Tier I capital (as defined) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). In management's opinion, the Corporation met all capital adequacy requirements to which it was subject as of December 31, 2000 and 1999.

As of December 31, 2000, the Corporation was well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Corporation must maintain minimum total risk-based, Tier I risk based and Tier I leverage ratios as set forth in the following table. In management's opinion, there are no conditions or events since that notification that would have changed the institution's category.


At December 31, required and actual regulatory capital amounts and ratios follow:

		2000					
	Required		Actual		Well Capitalized	
	Amount	Ratio		Amount	Ratio		Ratio
	(Dollars in thousands)						
Total Capital (to Risk Weighted Assets)	$ 420,909	8.00%	$	634,530	12.06%	≥	10.00%
Tier I Capital (to Risk Weighted Assets)	$ 210,455	4.00%	$	579,004	11.00%	≥	6.00%
Tier I Capital (to Average Assets)	$ 230,603	3.00%	$	579,004	7.53%	≥	5.00%

		1999					
	Required		Actual		Well Capitalized	
	Amount	Ratio		Amount	Ratio		Ratio
	(Dollars in thousands)						
Total Capital (to Risk Weighted Assets)	$ 423,291	8.00%	$	600,225	11.34%	≥	10.00%
Tier I Capital (to Risk Weighted Assets)	$ 211,646	4.00%	$	536,026	10.13%	≥	6.00%
Tier I Capital (to Average Assets)	$ 242,203	3.00%	$	536,026	6.64%	≥	5.00%

24. Segment Information:

Types of Products and Services

The Corporation has five reportable segments: Branch-Based Commercial Banking, Corporate Banking, Consumer Banking, Mortgage Banking, and Investments. The insurance operations are another line of business in which the Corporation commenced its involvement during 2000. However, no separate disclosures are being provided on these operations, since the insurance agency is currently in a start up situation and had no significant operations during 2000. Through its Branch-Based Commercial Banking, the Corporation provides a full range of financial products serving middle-market customers and other market segments. This segment focuses on areas such as middle-market, agriculture, small business, factor liens, public sector and international. Corporate Banking is a centralized unit, providing credit services to large locally owned entities with annual sales in excess of $30.0 million, subsidiaries of foreign companies and companies operating in specialized sectors.

Through its branch network, the Corporation offers a wide variety of consumer banking services and products, including personal loans, automobile loans, credit and debit cards and deposit accounts. The Corporation engages in mortgage banking through the Bank's subsidiary. The Corporation's mortgage banking business consists principally of the origination and acquisition of loans secured by residential mortgages. Through the activities of its Investments Department, the Corporation manages its assets and liabilities maximizing its net interest income, return on assets and return on equity while remaining within established parameters of interest rate and liquidity risks.

Measurement of Segment Profit or Loss and Segment Assets

The Corporation's accounting policies for segments are the same as those described in the summary of significant accounting policies. Management evaluates segment performance based on segment profit or loss before income taxes. The Corporation accounts for inter-segment sales and transfers as if the sales or transfers were to third parties, that is, at current market prices.

Management Policy in Identifying Reportable Segments

The Corporation's reportable business segments are strategic business units that offer distinctive products and services that are marketed through different channels. These are managed separately because of their unique technology, marketing and distribution requirements.

The following presents the financial information of reportable segments for the years ended December 31, 2000, 1999 and 1998. None of the following items have been added or deducted in the determination of operating segment profits: general corporate expenses, provision for loan losses, and income taxes. The other column includes the items necessary to reconcile the identified segments to the reported consolidated amounts.

2000

(Dollars in thousands)

	Branch-Based Commercial Banking	Corporate Banking	Consumer Banking	Mortgage Banking	Investments	Other	Consolidated Totals
Total external revenues	$ 174,956	$ 62,689	$ 123,250	$ 84,249	$ 172,537	$ 50,678	$ 668,359
Intersegment revenues	$ -	$ -	$ -	$ 1,167	$ -	$ (1,167)	$ -
Interest income	$ 151,546	$ 61,809	$ 113,437	$ 71,393	$ 176,436	$ 37,424	$ 612,045
Interest expense	$ 78,133	$ 33,427	$ 42,595	$ 46,194	$ 133,276	$ 31,975	$ 365,600
Depreciation and amortization	$ 3,323	$ 35	$ 2,706	$ 368	$ 31	$ 16,986	$ 23,449
Segment profits	$ 60.194	$ 27,584	$ 50,851	$ 30,909	$ 36,227	$ (114,729)	$ 91,036
Segment assets	$1,800,428	$ 739,564	$ 823,141	$954,686	$ 2,795,835	$ 529,013	$ 7,642,667

1999

(Dollars in thousands)

	Branch-Based Commercial Banking	Corporate Banking	Consumer Banking	Mortgage Banking	Investments	Other	Consolidated Totals
Total external revenues	$ 147,553	$ 47,461	$ 109,387	$ 77,378	$ 184,904	$ 38,409	$ 605,092
Intersegment revenues	$ -	$ -	$ -	$ 2,100	$ -	$ (2,100)	$ -
Interest income	$ 126,880	$ 47,454	$ 101,094	$ 73,664	$ 184,854	$ 25,815	$ 559,761
Interest expense	$ 60,883	$ 28,414	$ 34,782	$ 38,515	$ 131,925	$ 11,567	$ 306,086
Depreciation and amortization	$ 4,508	$ 38	$ 3,560	$ 396	$ 108	$ 15,692	$ 24,302
Segment profits	$ 52,954	$ 17,699	$ 46,905	$ 31,132	$ 50,199	$ (98,059)	$ 100,830
Segment assets	$1,689,393	$ 751,300	$ 909,178	$963,192	$ 3,158,414	$566,873	$ 8,038,350

1998

(Dollars in thousands)

	Branch-Based Commercial Banking	Corporate Banking	Consumer Banking	Mortgage Banking	Investments	Other	Consolidated Totals
Total external revenues	$ 136,534	$ 40,451	$ 93,702	$ 85,571	$ 148,308	$ 30,697	$ 535,263
Intersegment revenues	$ -	$ -	$ -	$ 5,983	$ -	$ (5,983)	$ -
Interest income	$ 117,285	$ 40,443	$ 86,144	$ 68,478	$ 147,113	$ 22,357	$ 481,820
Interest expense	$ 53,311	$ 21,229	$ 31,371	$ 33,605	$ 101,548	$ 9,010	$ 250,074
Depreciation and amortization	$ 4,526	$ 38	$ 3,217	$ 2,199	$ 447	$ 15,414	$ 25,841
Segment profits	$ 47,359	$ 18,279	$ 37,449	$ 37,877	$ 43,944	$ (94,966)	$ 89,942
Segment assets	$1,478,193	$ 612,467	$ 799,859	$818,916	$ 3,003,092	$448,534	$ 7,161,061



Santander
BanCorp

Reconciliation of Segment Information to Consolidated Amounts

Information for the Corporation's reportable segments in relation to the consolidated totals follows:

	2000	1999	1998
	(Dollars in thousands)		
Revenues-			
Total revenues for reportable segments	$ 617,681	$ 566,683	$ 504,566
Other revenues	51,845	40,509	36,680
Elimination of intersegment revenues	(1,167)	(2,100)	(5,983)
Total consolidated revenues	$ 668,359	$ 605,092	$ 535,263
	========	========	========
Profit or loss-			
Total profit or loss of reportable segments	$ 205,765	$ 198,889	$ 184,908
Other profit or loss	(113,562)	(95,959)	(88,983)
Intersegment profits	(1,167)	(2,100)	(5,983)
Consolidated income before tax	$ 91,036	$ 100,830	$ 89,942
	=========	=========	=========
Assets-			
Total assets for reportable segments	$ 7,113,654	$ 7,471,477	$ 6,712,527
Elimination of intercompany assets	(92,062)	(69,167)	(42,382)
Assets not attributed to segments	621,075	636,040	490,916
Total consolidated assets	$ 7,642,667	$ 8,038,350	$ 7,161,061
	==========	==========	==========

25. Quarterly Results (Unaudited):

The following table reflects the unaudited quarterly results of the Corporation during the years ended December 31, 2000, 1999 and 1998.

Quarter Ended	Interest Income	Net Interest Income	Net Interest Income after Provision for Loan Losses	Income Before Provision for Income Tax	Net Income	Earnings Per Common Share
	(Dollars in thousands, except per share data)					
March 31, 2000	$151,026	$63,538	$55,788	$22,343	$19,455	$0.43
	=======	======	======	======	======	====
June 30, 2000	$152,716	$62,699	$52,949	$24,287	$19,506	$0.43
	=======	======	======	======	======	====
September 30, 2000	$154,548	$60,235	$51,485	$24,292	$19,993	$0.45
	=======	======	======	======	======	====
December 31, 2000	$153,755	$59,973	$49,223	$20,114	$17,596	$0.40
	=======	======	======	======	======	====
March 31, 1999	$131,494	$63,227	$57,227	$24,305	$19,409	$0.47
	=======	======	======	======	======	====
June 30, 1999	$134,199	$62,021	$58,621	$25,691	$19,720	$0.48
	=======	======	======	======	======	====
September 30, 1999	$142,459	$62,703	$55,503	$24,226	$19,960	$0.49
	=======	======	======	======	======	====
December 31, 1999	$151,609	$65,724	$59,949	$26,608	$21,380	$0.53
	=======	======	======	======	======	====
March 31, 1998	$112,742	$55,591	$51,991	$20,321	$15,922	$0.42
	=======	======	======	======	======	====
June 30, 1998	$118,829	$56,511	$49,011	$17,811	$15,085	$0.40
	=======	======	======	======	======	====
September 30, 1998	$123,115	$57,801	$49,851	$20,300	$15,813	$0.38
	=======	======	======	======	======	====
December 31, 1998	$127,134	$61,843	$52,093	$31,510	$23,492	$0.58
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Santander
BanCorp

Financial Statement Analysis and 2000 Results • Santander BanCorp

Copywriting: Robert Johnston
Production: Bluestone Studio, San Jose, California
Photography: Tomás Gual Studio and the book, Puerto Rico Desde el Cielo
Printing: Craftsmen Printing, Campbell, California
General Coordination: Corporate Communications
and Public Relations Department, Banco Santander Puerto Rico